Exhibit 99.1

GEAC COMPUTER CORPORATION LIMITED

MATERIAL CHANGE REPORT

Item 1:           Reporting Issuer

Geac Computer Corporation Limited
Suite 300, Markham Corporate Campus
11 Allstate Parkway
Markham, Ontario L3R 9T8

Item 2:           Date of Material Change

November 6, 2005.

Item 3:           Press Release

A press release relating to the material change described below was issued by Geac Computer Corporation Limited (“Geac”) at Markham, Ontario and Waltham, Massachusetts on November 7, 2005 and is attached as Appendix “A” hereto.

Item 4:           Summary of Material Change

On November 6, 2005, Geac entered into an agreement (the “Arrangement Agreement”) with TriCage Acquisition S.a.r.l (the “Parent”), TriCage Merger Corp., a wholly-owned subsidiary of Parent (the “Acquisition Sub”), Magellan Holdings Inc. and TriSyn Group Holdings Limited pursuant to which, among other things, Acquisition Sub will acquire all of the issued and outstanding common shares in the capital of Geac for a cash price of U.S.$11.10 per share.

The transaction will be implemented by means of a statutory plan of arrangement of Geac pursuant to the provisions of the Canada Business Corporations Act (the “Plan of Arrangement”) as set forth in Schedule C to the Arrangement Agreement.  The Plan of Arrangement is subject to the approval of Geac shareholders.  In addition, approval will be required from the court and applicable regulatory authorities.

Item 5:           Full Description of Material Change

On November 6, 2005, Geac (TSX: GAC; NASDAQ: GEAC) entered into the Arrangement Agreement pursuant to which, among other things, Acquisition Sub will acquire all of the issued and outstanding common shares in the capital of Geac for a cash price of U.S.$11.10 per share pursuant to the Plan of Arrangement.  A copy of the Arrangement Agreement is attached as Appendix “B” hereto.  The proposed transaction will result in Geac becoming a wholly-owned subsidiary of Acquisition Sub pursuant to the Plan of Arrangement.

The Plan of Arrangement will be subject to obtaining necessary approvals, including the approval of two-thirds of the votes cast by or on behalf of registered holders of common shares in the capital of Geac (“Geac Shareholders”) at a special meeting (the “Special Meeting”) called for that purpose.  It is the parties’ intention to give effect to the Plan of Arrangement after the Special Meeting, provided that all necessary shareholder, court, regulatory and other approvals have been obtained.  However, no assurances can be given that all conditions to the closing under the Arrangement Agreement will be met or that the Plan of Arrangement will become effective.

The Arrangement Agreement has received unanimous approval from Geac’s Independent Committee and Board of Directors.  Geac received a fairness opinion from each of Bear, Stearns & Co. Inc. and CIBC World Markets that the consideration offered to Geac Shareholders pursuant to the Plan of Arrangement is fair from a financial point of view to Geac Shareholders.   The Board of Directors has determined that the Plan of Arangement is fair to Geac Shareholders and is in the best interests of Geac.  The Board recommends that Geac Shareholders vote in favour of the resolutions approving the Plan of Arrangement.  Geac will send a circular to shareholders in connection with the Special Meeting setting out further particulars.

The Arrangement Agreement contains customary provisions prohibiting Geac from soliciting competing acquisition proposals but, in certain circumstances, allows the Board of Directors of Geac to accept and recommend a superior proposal upon payment of a termination fee of U.S.$25 million.  Under the Arrangement Agreement, Acquisition Sub has the right to match a superior proposal.

Crescendo Partners, which holds over five percent of Geac’s shares, has expressed its full support for this transaction and has agreed to vote in favour of the Plan of Arrangement.  Eric Rosenfeld, President and CEO of Crescendo Partners, is a member of Geac’s Board of Directors.

Item 6:           Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:           Omitted Information

Not applicable.

Item 8:           Senior Officers

For further information, please contact Charles S. Jones, President and Chief Executive Officer, at the above-noted address or at 905.475.0525.

Item 9:           Statement of Senior Officer

The foregoing, together with attachments, accurately discloses the material change referred to herein.

2

DATED at Toronto, Ontario the 7th day of November, 2005.

GEAC COMPUTER CORPORATION LIMITED

By:		(signed) Craig C. Thorburn
	Name:	Craig C. Thorburn
	Title:	Senior Vice President, Mergers & Acquisitions, and Corporate Secretary

3

Appendix “A”

News Release

GOLDEN GATE CAPITAL TO ACQUIRE GEAC COMPUTER CORPORATION
FOR APPROXIMATELY US$1.0 BILLION, CASH PRICE OF US$11.10 PER SHARE

Fortified Financial Position, Deep Global Presence and Expanded Development Initiatives
Provide Increased Benefits For Customers and Strong Opportunities for Employees

SAN FRANCISCO, California, MARKHAM, Ontario and WALTHAM, Massachusetts – November 7, 2005 – Golden Gate Capital, a private equity firm focused on investing in high-growth businesses in change intensive industries, and Geac Computer Corporation Limited (TSX: GAC and NASDAQ: GEAC) today announced that they have reached a definitive agreement for Golden Gate Capital to acquire Geac in an all-cash transaction valued at US$11.10 per share (which, based on Friday’s Bank of Canada exchange rate, was CDN$13.11), or approximately US$1.0 billion, pursuant to a plan of arrangement.

The agreement has received unanimous approval from Geac’s Independent Committee and Board of Directors.  The Independent Committee was advised by Bear, Stearns & Co. Inc.  The Independent Committee also received a fairness opinion from CIBC World Markets.  The parties anticipate closing the transaction in the first calendar quarter of 2006.  The closing is subject to certain customary closing conditions, including receipt of required regulatory approvals and Geac shareholder and court approval of the plan of arrangement.

Commenting on the transaction, Charles S. Jones, President and CEO of Geac said, “Today’s announcement provides outstanding opportunity for all of our key stakeholders.   For shareholders, we have achieved an offered price of US$11.10, a per share value which represents a 27.0% premium over Friday’s trading price and a 38.7% premium to enterprise value.  For our customers and employees, this proposed transaction and the resources available through it provide a long-term future for our business.  Geac has capitalized on its industry-specific focus and expertise in the Manufacturing, Government, Financial Services, Healthcare and Retail

sectors.  Our vertical market success should be enhanced by the current initiatives and momentum within the Golden Gate portfolio.”

With today’s transaction price, Geac’s share price, in US dollar terms, has increased by nearly 276.0%, since Mr. Jones became Chairman of the company five years ago, compared to the NASDAQ Index Composite decrease of 38.6% and the TSX Index increase of 6.8%, during the same period.  “At the annual meeting, we noted the most important trend in our industry is consolidation.  This economic paradigm cannot be ignored.  The unique combination of our business with several of Golden Gate’s software investments provides the extraordinary opportunity to deliver the greatest value to each and every stakeholder group.  Importantly, success in the software industry today derives from the strength of size and scale – the scale to invest in new products, in marketing and in a global sales force,” Mr. Jones continued.

“The technology businesses we acquire are carefully selected based on their growth potential and ability to deliver vertically specific enterprise software offerings and deep market expertise to their customers. Golden Gate Capital views Geac as a natural addition to this successful strategy,” said David Dominik, Managing Director of Golden Gate Capital, which has more than $2.5 billion under management.  “Golden Gate Capital looks at acquisitions with a different perspective than most private equity firms.  We seek to integrate companies that can grow significantly faster together than they could on their own.  This strategy has been implemented successfully by Concerto/Aspect Software, AttachmateWRQ, Inovis and Infor.    We will aggressively support the Geac business units with our ‘assembler’ acquisition strategy.  Upon completion of the acquisition, Geac will be reorganized into two separate Golden Gate Capital portfolio companies.”

As part of the reorganization, Infor, an existing Golden Gate Capital funded company, will acquire Geac’s ERP software products – including System21, Runtime, RatioPlan, Streamline, and Management Data – and the employees who support them will move to Infor.  As the largest provider of enterprise software exclusively focused on the manufacturing and distribution industries, Infor delivers integrated solutions that address the essential challenges its customers face in areas such as supply chain planning, relationship management, demand management,

ERP, warehouse management, marketing-driven distribution, and business intelligence. Infor has more than 2,300 employees in 47 offices around the world and supports approximately 18,000 customers in more than 70 countries.

Mr. Dominik continued, “Infor understands the critical role software solutions play in customers’ businesses and is committed to protecting and enhancing our customers’ investments.  By bringing together the resources, talent and expertise of Geac and Infor, customers will benefit from the combined entity’s superior solutions and service.  Infor’s customers will have access to additional domain expertise, while Geac’s customers will benefit from increased product diversity, additional product investments and improved global reach.  In addition to the immediate product and service portfolio enhancements, customers will benefit from Infor’s strong financial backing and deep focus on developing enterprise solutions for manufacturers and distributors.”

Geac’s financial applications and the Industry Specific Applications (ISA) will become the two business groups under a newly formed Golden Gate Capital funded company, which will be named prior to the transaction closing and is referred to below as “NEWCO”.  In addition, Geac’s general and administrative staff, including the finance and accounting, legal, IT and human resources teams will provide the global general and administrative infrastructure for NEWCO.  The newly formed Financial Applications business unit under NEWCO will include the products and the employees who currently work within Geac’s Enterprise Server, SmartStream, Anael, Extensity and Comshare products.  This business unit will target the integrated financial applications software market, and the combination of these solutions will become the foundation of a complete offering of integrated financial applications.  Geac’s ISA businesses –CSD, Libraries, Local Government, Public Safety and Restaurants – will form the second business unit under NEWCO and will continue to target their current industries. Each ISA business will remain independent from the others in a structure similar to what exists within Geac today.  The CEO of the new company will be named prior to closing the transaction.

Jones also noted that one of Geac’s largest shareholders, Crescendo Partners, has expressed its full support for this transaction and has agreed to vote in favor of the plan of arrangement.  Eric Rosenfeld, President and CEO of Crescendo Partners, is a member of Geac’s Board of Directors.

The transaction will be financed through a combination of equity from Golden Gate Capital, cash on Geac’s balance sheet and firmly committed debt financing.  JPMorgan acted as lead arranger and bookrunner for Infor’s Senior Facilities, and JPMorgan and Merrill Lynch acted as co-lead arrangers and joint bookrunners for NEWCO’s Senior Facilities.  Wells Fargo Foothill acted as documentation agent for Infor’s first and second lien financing and NEWCO’s First Lien Financing. D.B. Zwirn Finance led NEWCO’s Second Lien Financing, acting as sole syndication agent and administrative agent.  Bear, Stearns & Co. Inc. acted as financial advisor and Blake, Cassels & Graydon LLP and Skadden, Arps, Slate, Meagher & Flom acted as legal advisors to Geac. JPMorgan acted as exclusive financial advisor and Kirkland & Ellis LLP and Borden Ladner Gervais LLP acted as legal advisors to Golden Gate Capital.

Conference Call

Geac management will hold a conference call later this morning, November 7, 2005, at 10:00 a.m. Eastern Time, to discuss the definitive agreement, which will be available online at http://www.investors.geac.com or www.fulldisclosure.com.  The call-in number for today’s call is (416) 405-9328 or (800) 387-6216.  Listeners may also access the conference call and a brief management presentation via webcast at http://www.investors.geac.com.  Attendees should log in at least 15 minutes prior to the call.

The online replay will be available today at approximately 3:00 p.m. (Eastern Time) and will continue for 30 days.  The replay can be accessed at (416) 695-5800 or at 1 (800) 408-3053.  The pass code for the replay is 3167398#.

About Infor

Infor is the largest global software provider exclusively focused on delivering world-class enterprise applications to customers in the manufacturing and distribution industries.  Infor delivers integrated best-in-class products that address the essential challenges its customers face in areas such as supply chain planning, relationship management, demand management, ERP, warehouse management, marketing-driven distribution, and business intelligence.  With more than 2,300 employees in 47 global offices, Infor provides enterprise solutions to 17,500 customers in over 70 countries.  For additional information, visit www.infor.com.

About Golden Gate Capital

Golden Gate Capital (http://www.goldengatecap.com) is a San Francisco-based private equity investment firm with approximately $2.5 billion of capital under management. Golden Gate Capital is dedicated to partnering with world-class management teams to invest in change-intensive, growth businesses.  They target investments in situations where there is a demonstrable opportunity to significantly enhance a company’s value.  The principals of Golden Gate Capital have a long and successful history of investing with management partners across a wide rage of industries and transaction types, including leveraged buyouts, recapitalizations, corporate divestitures and spin-offs, build-ups and venture stage investing.

About Geac

Geac (TSX: GAC, NASDAQ:GEAC) is a global enterprise software company that addresses the needs of the Chief Financial Officer.  Geac’s best-in-class technology products and services help organizations do more with less in an increasingly competitive environment, amidst growing regulatory pressure, and in response to other business issues confronting the CFO.  Further information is available at http://www.geac.com or through e-mail at info@geac.com.

###

Important Information Regarding the Transaction

The proposed transaction will be submitted to Geac’s shareholders for their consideration, and Geac will file a proxy circular on SEDAR and with the Securities and Exchange Commission (SEC), to be used by Geac to solicit their shareholders’ approval of the proposed transaction, as well as certain other relevant documents concerning the proposed transaction. Shareholders of Geac are urged to read the proxy circular regarding the proposed transaction and any other relevant documents filed on SEDAR and with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. Interested parties will be able to obtain a free copy of the proxy circular, as well as other filings containing information about Geac, at www.sedar.com and at  http://www.sec.gov .

This press release may contain forward-looking statements of Geac’s intentions, beliefs, expectations and predictions for the future.  These forward-looking statements often include use of the future tense with words such as “will,” “may,” “intends,” “anticipates,” “expects” and similar conditional or forward-looking words and phrases.  These forward-looking statements are neither promises nor guarantees.  They are only predictions that are subject to risks and uncertainties, and they may differ materially from actual future events or results.  Geac undertakes no obligation to update or revise the information contained herein.  Risks and uncertainties include the satisfaction of the conditions to closing, including receipt of shareholder and regulatory approval.  Other potential risks and uncertainties that relate to Geac’s business and operations are summarized in more detail from time to time in our filings with the United States Securities and Exchange Commission and with the Canadian Securities Administrators.  Please refer to Geac’s most recent quarterly reports available through the website maintained by the SEC at www.sec.gov and through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities Limited at www.sedar.com for more information on risk factors that could cause actual results to differ.  Geac is a registered trademark of Geac Computer Corporation Limited. All other marks are trademarks of their respective owners.

For more information, please contact:

Transaction Contact:

Jon Salon

Vice President, Deputy General Counsel

Geac

(781) 672-8810

jon.salon@geac.com

Geac Investor and Media Contacts:

Alys Scott

Vice President, Corporate Communications

Geac

(781) 672-5980

alys.scott@geac.com

Infor Contact:

Beverly McDonald
Vice President, Corporate Communications

Infor
(678) 907-2048

Beverly.mcdonald@infor.com

Golden Gate Capital Contact:

Joelle Kenealey

Director

Coltrin & Associates

 (415) 305-6065

Joelle_kenealey@coltrin.com

APPENDIX “B”

ARRANGEMENT AGREEMENT

AMONG

TRICAGE ACQUISITION S.À.R.L.

AND

TRICAGE MERGE CORP.

AND

GEAC COMPUTER CORPORATION LIMITED

AND

SOLELY FOR PURPOSES OF SECTIONS 4.1, 5.3(2), 7.3(2), 7.4 AND 9.9 OF THIS
ARRANGEMENT AGREEMENT, MAGELLAN HOLDINGS INC.

AND

SOLELY FOR PURPOSES OF SECTIONS 4.1, 7.3(2), 7.4 AND 9.9 OF THIS
ARRANGEMENT AGREEMENT, TRISYN GROUP HOLDINGS LIMITED

November 6, 2005

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated November 6, 2005,

A M O N G:

TRICAGE ACQUISITION S.À.R.L., a Société en commandite par actions formed under the laws of Luxembourg (“Parent”),

TRICAGE MERGE CORP., a corporation incorporated under the Canada Business Corporations Act and a wholly-owned subsidiary of Parent (“Acquisition Sub”),

GEAC COMPUTER CORPORATION LIMITED, a corporation amalgamated under the Canada Business Corporations Act (“Geac”),

solely for purposes of Sections 4.1, 5.3(2), 7.3(2), 7.4 and 9.9 of this Agreement, MAGELLAN HOLDINGS INC., a corporation incorporated under the laws of the State of Georgia (“Magellan”)

- and -

solely for purposes of Section 4.1, 7.3(2), 7.4 and 9.9 of this Agreement, TRISYN GROUP HOLDINGS LIMITED, a company formed pursuant to the laws of the Cayman Islands (“TriSyn”)

THIS AGREEMENT WITNESSES THAT, in consideration of the respective covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), and intending to be legally bound hereby, Parent, Acquisition Sub, Geac, Magellan (solely for purposes of Sections 4.1, 5.3(2), 7.3(2), 7.4 and 9.9 of this Agreement) and TriSyn (solely for purposes of Sections 4.1, 7.3(2), 7.4 and 9.9 of this Agreement) hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1                               Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means any merger, amalgamation, take-over bid, tender offer, arrangement, recapitalization, liquidation, dissolution, share exchange, purchase of any assets representing on a fair market value basis 20% or more of the market capitalization of Geac on the date the proposal in respect of such acquisition is made, in a single transaction or a series of related transactions (or any lease, long term supply agreement or other arrangement having the same economic effect as a material sale of assets), any acquisition of beneficial ownership of 20% or more of the Geac shares (or rights or interests therein or thereto), in a single transaction or a series of related transactions or similar transactions involving Geac and/or its subsidiaries or any other business combination transaction of any kind or nature, or a proposal or offer to do so, or any amendment or modification or proposed amendment or modification of any of the foregoing, excluding the Arrangement or any transaction to which Parent or an affiliate of Parent is a party;

“affiliate” has the meaning ascribed thereto in the Securities Act;

“Arrangement” means the arrangement contemplated herein to be made on the terms set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement and Section 5.1 of the Plan of Arrangement or made at the direction of the Court in the Final Order (with the consent of Parent and Geac, each acting reasonably);

“Arrangement Resolution” means the special resolution of the Geac Shareholders to be considered at the Meeting, to be substantially in the form set out in Schedule B hereto;

“Articles of Arrangement” means the articles of arrangement of Geac in respect of the Arrangement, to be filed with the Director after the Final Order is made;

“business day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Canada, or New York, New York, United States of America;

“Canadian Securities Administrators” means the securities regulatory authorities in each of the provinces and territories of Canada;

“Cash Pay Option” means any Geac Option outstanding as of the date hereof with an exercise price less than the Purchase Price per share or Cdn $13.11 per share (which is the Canadian equivalent of the Purchase Price per share as of the business day immediately preceding the date of this Agreement based on the noon rate of exchange publicly announced on such date by the Bank of Canada);

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as promulgated or amended from time to time;

“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA;

“Change of Control Payments” has the meaning ascribed thereto in Section 3.1(z);

“Circular” means the notice of the meeting and accompanying management proxy circular to be sent by Geac to Shareholders in connection with the Meeting;

“Code” has the meaning ascribed thereto in Section 2.13;

“Commitment Letters” has the meaning ascribed thereto in Section 4.1(d);

“Competition Act” means the Competition Act (Canada), as amended from time to time;

“Comshare Plan” has the meaning ascribed thereto in Section 5.2(j);

“Confidentiality Agreement” means the letter agreement dated August 10, 2005 between Parent and Geac providing Parent access to confidential information of Geac;

“Contract” means any material contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation to which Geac or any of its subsidiaries is a party or by which Geac or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Customer Contract” means a Contract to which Geac or any of its subsidiaries is a party and pursuant to which Geac or any of its subsidiaries is obliged to provide software products or services;

“D&O Policy” has the meaning ascribed thereto in Section 7.7;

“Data Room” means the Geac data room posted on the http://datasite.merrillcorp.com web site as in effect on November 4, 2005;

“Debt Commitment Letter” has the meaning ascribed thereto in Section 4.1(d);

“Depositary” means Computershare Trust Company of Canada and any other trust company, bank or equivalent financial institution agreed to in writing by Parent and Geac and appointed to carry out any of the duties of the Depositary hereunder;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Disclosure Letter” means that certain letter dated as of even date herewith and delivered to Parent by Geac;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Dissenting Shareholder” means any Geac Shareholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

“Dissenting Shares” means all the Geac Shares registered in the name of a holder and in respect of which Dissent Rights are exercised and not withdrawn in accordance with the Plan of Arrangement;

“Effective Date” means the date of the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 9:00 a.m. (Toronto Time) on the Effective Date;

“Environmental Condition” means the presence of any Hazardous Substance in material breach of any Environmental Laws, or in quantities or conditions which exceed criteria published in any applicable Laws, policies or guidance documents of any Governmental Entity of competent jurisdiction;

“Environmental Laws” means all applicable Laws, including applicable civil and common laws, relating to the protection of human health and safety or pollution or protection of the environment, or relating to the regulation of Hazardous Substances;

“Environmental Permits” means all Permits necessary under Environmental Laws for Geac and its subsidiaries to own, lease, license and operate their properties and conduct their businesses as presently conducted;

“Equity Commitment Letter” has the meaning ascribed thereto in Section 4.1(d);

“Excess RSU Shares” means those Geac Shares held by the Trust in excess of 1,332,250 Geac Shares;

“Exchange” means the Toronto Stock Exchange or the Nasdaq, and “Exchanges” means both of them;

“ERISA” has the meaning ascribed thereto in Section 3.1(r)(vii);

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court (with the consent of Parent and Geac, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal (in each case with the consent of Parent and Geac, each acting reasonably);

“Financial Contract” means a Contract that creates, governs or guarantees, or that is otherwise entered into in connection with or with respect to, Financial Indebtedness;

“Financial Indebtedness” means in relation to a person (the “debtor”), an obligation or liability (contingent or otherwise) of the debtor (a) for borrowed money (including overdrafts and including amounts in respect of principal, premium, interest or any other sum payable in respect of borrowed money) or for the deferred purchase price of property or services, (b) under any loan, stock, bond, note, debenture or other similar instrument or debt security, (c) under any acceptance credit, bankers’ acceptance, guarantee, letter of credit or other similar facilities, (d) under any conditional sale, hire purchase or title retention agreement with respect to property, under any capitalized lease arrangement, under any sale and lease back arrangement or under any lease or any other agreement having the commercial effect of a borrowing of money or treated as a finance lease or capital lease in accordance with applicable accounting principles, (e) under any foreign exchange transaction, any interest or currency swap transaction, any fuel or commodity hedging transaction or any other kind of derivative transaction, (f) in respect of any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution, (g) in respect of preferred stock (namely capital stock of any class that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution, over the capital stock of any other class) or redeemable capital stock (namely any class or series of capital stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed on a specified date or is redeemable at the option of the holder thereof at any time, or is convertible into or exchangeable for debt securities at any time), or (h) for any amount raised under any transaction similar in nature to those described in paragraphs (a) to (g) of this definition, or otherwise having the commercial effect of borrowing money, or (i) under a guarantee, indemnity or similar obligation entered into by the debtor in respect of an obligation or liability of another person which would fall within paragraphs (a) to (h) of this definition if the references to the debtor referred to the other person; for greater certainty, Financial Indebtedness includes obligations and liabilities of another person which would fall within paragraphs (a) to (h) of this definition where such obligations or liabilities are secured by (or where such other person has a right to require that such obligations or liabilities be secured by) a security interest over any property of the debtor even though the debtor has not assumed or become liable for the payment of such obligations or liabilities or receivables sold, assigned, or discounted;

“GAAP” means Canadian generally accepted accounting principles;

“Geac Deferred Share Unit Plan” means the Directors’ Deferred Share Unit Plan of Geac;

“Geac DSU” means a deferred share unit allocated to an eligible director of Geac pursuant to the terms of the Geac Deferred Share Unit Plan;

“Geac Employee Share Purchase Plan” means the Employee Share Purchase Plan of Geac;

“Geac Financial Statements” has the meaning ascribed thereto in Section 3.1(i);

“Geac Option” means an option to purchase Geac Shares pursuant to the Geac Stock Option Plans;

“Geac Plans”  has the meaning ascribed thereto in Section 3.1(r);

“Geac Public Disclosure Record” means all documents filed on the System for Electronic Document Analysis and Retrieval (SEDAR) or the Electronic Document Gathering, Analysis and Retrieval System (EDGAR) after May 1, 2003;

“Geac RSU” means a restricted share unit allocated to an eligible director, officer or employee of Geac or one of its subsidiaries pursuant to the terms of the Geac Restricted Share Unit Plan;

“Geac Restricted Share Unit Plan” means the Restricted Share Unit Plan of Geac;

“Geac Securityholders” means Geac Shareholders, the holders of Geac Options and the holders of Geac RSUs and Geac DSUs;

“Geac Shareholders” means the registered holders of Geac Shares;

“Geac Shares” means the common shares in the capital of Geac;

“Geac Stock Option Plans” means the Stock Option Plan V of Geac, the Stock Option Plan VI of Geac, the 1996 Stock Option Plan as adopted by Geac in connection with the acquisition of Extensity, Inc. and the 2000 Non-Statutory Stock Option Plan as adopted by Geac in connection with the acquisition of Extensity, Inc.

“Geac Transaction Expenses” has the meaning ascribed thereto in Section 3.1(aa);

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substance” means any pollutant, contaminant, petroleum, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in, or any substance regulated pursuant to, any applicable Law;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time;

“Identified Company Representations” means (i) any representation or warranty of Geac qualified by Material Adverse Effect, (ii) representations or warranties of Geac as to the performance by Geac of its material obligations under this Agreement and (iii) the representations and warranties of Geac set forth in Section 3.1(e) (Capitalization) and 3.1(z) (Change of Control Compensation);

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Intellectual Property Rights” has the meaning ascribed thereto in Section 3.1(u);

“Interim Order” means the interim order of the Court, as the same may be amended by the Court (with the consent of Parent and Geac, each acting reasonably), containing a declaration and directions in respect of the notice to be given in respect of and the conduct of the Meeting;

“Law” or “Laws” means all international trade agreements, codes and conventions, laws, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including either of the Exchanges), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Lender Sub” means Geac Enterprise Solutions, Inc., a corporation incorporated under the laws of the State of Georgia which is a wholly-owned subsidiary of Geac;

“Lien” means any hypothec, mortgage, lien, charge, security interest, encumbrance and adverse right or claim;

“Loan Amount” has the meaning ascribed thereto in Section 5.6;

“Material Adverse Effect” means, when used in connection with a person, any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations or financial condition of that person and its subsidiaries, taken as a whole, other than any change, effect (whether alone or in combination with other effects), event, occurrence or state of facts resulting from (nor shall any of the following be taken into account in determining whether there has been or will be a Material Adverse Effect) (i) the announcement of (A) the execution of this Agreement or (B) the Transactions, (ii) the passing of the Arrangement Resolution or any action required to be taken by this Agreement in order to implement the Transactions, (iii) changes in general economic or political conditions or securities or banking markets in general, (iv) changes in applicable Law, (v) changes in factors generally affecting the industries or markets in which Geac and its subsidiaries operate, (vi) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism, (vii) changes in any accounting rule or regulation or GAAP or the interpretation thereof, (viii) any failure, in and of itself, by Geac to meet any published estimates of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Effective Date, or (ix) a decline, in and of itself, in the market price or trading volume of the Geac Shares on the Exchanges; provided, that nothing in clauses (iii), (iv), (v), (vi) or (vii) shall include any change, effect, event, occurrence or state of facts which disproportionately affects that person and its subsidiaries, taken as a whole;

“material fact” has the meaning ascribed thereto in the Securities Act;

“Maximum Cash Amount” means the aggregate amount of cash in United States dollars equal to (i) the product obtained by multiplying (A) the number of Geac Shares outstanding immediately prior to the Effective Time less the number of Excess RSU Shares by (B) the Purchase Price, less (ii) the Loan Amount;

“MD&A” has the meaning ascribed thereto in Section 3.1(i);

“Meeting” means the special meeting of Geac Shareholders, and all adjournments and postponements thereof, called and held to, among other things, consider and approve the Arrangement Resolution;

“Nasdaq” means the National Association of Securities Dealers Automated Quotation Stock Market;

“October Financials” has the meaning ascribed thereto in Section 5.9;

“Outside Date” means (a) February 17, 2006, which date shall be automatically extended to March 16, 2006 if (i) the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity or (ii) the financing contemplated under the Debt Commitment Letter has not been obtained or (b) such later date as may be agreed to in writing by the Parties;

“Parties” means Geac, Acquisition Sub and Parent, and “Party” means any of them;

“Permit” means any material license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

“person” includes an individual, partnership, limited partnership, association, body corporate, trustee, trust, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form of Schedule C hereto as amended or varied pursuant to the terms hereof and thereof;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 5.5;

“Purchase Price” means the sum of US $11.10 per Geac Share or Geac DSU, as applicable, payable in cash;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Schedule A hereto;

“Response Period” has the meaning ascribed thereto in Section 7.2(1)(b);

“Returns” means all reports, forms, elections, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with any Taxes;

“Securities Act” means the Securities Act (Ontario) and the rules and regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Regulators” means the Canadian Securities Administrators and the United States Securities and Exchange Commission;

“Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial and United States federal securities laws, rules and regulations thereunder;

“Shareholder Rights Plan” means the Shareholder Rights Plan Agreement dated as of March 15, 2000, as amended and restated as of August 1, 2003 and as approved by the holders of the Geac Shares on September 10, 2003, between Geac and Computershare Trust Company of Canada, as amended from time to time;

“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” has the meaning ascribed thereto in Section 7.1(1);

“Tax Act” means the Income Tax Act (Canada), as amended from time to time;

“Taxes” or “Tax” means all taxes, imposts, levies and withholdings, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity;

“Technology” has the meaning ascribed thereto in Section 3.1(u);

“Transaction Documents” means this Agreement and the Plan of Arrangement;

“Transactions” means, collectively, the transactions contemplated herein and in the Plan of Arrangement; and

“Vendor Contract” means a Contract to which Geac or any of its subsidiaries is a party and pursuant to which Geac or any of subsidiaries contracts to purchase or acquire goods and services.

1.2                               Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.  Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3                               Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4                               Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5                               Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States of America and “$” refers to United States dollars.

1.6                               Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Geac shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of Geac required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7                               Knowledge

In this Agreement, references to “the knowledge of Geac” means the actual knowledge, in their capacity as officers of Geac and not in their personal capacity, of Charles S. Jones (the President and Chief Executive Officer), Donna de Winter (the Chief Financial Officer) and Jeffrey M. Snider (the Senior Vice President and General Counsel).

1.8                               Disclosure Letter

The Parties agree that a document posted in the Data Room and available for access by the representatives of Parent will be deemed to be set forth or otherwise disclosed in a specific section of the Disclosure Letter to the extent that the item in the Disclosure Letter specifically refers to such document in the Data Room, but even in such instance will not include any such document if the document in question was:

(a)                                  comprised of a note stating that the referenced document was not available;

(b)                                 in a computer file name ending in a suffix other than .pdf, .ppt, ..doc, .tif or .xls;

(c)                                  attached to, inserted within or appended to an unrelated document;

(d)                                 at any time after the later of its posting and November 4, 2005, it was changed, modified, amended, supplemented, replaced or removed (to the extent of the content so changed, modified, amended, supplemented, replaced or removed);

(e)                                  at any time after the later of its original posting and November 4, 2005, a document changing, modifying, amending, supplementing or replacing a prior document, unless Parent was specifically notified in writing prior to November 4, 2005 that changes were made in the replacement;

(f)                                    referred to by cross-reference, or otherwise indicated without the actual inclusion of such document; or

(g)                                 not included in the Data Room on or prior to November 4, 2005 or otherwise specifically disclosed in writing to Parent prior to November 4, 2005.

1.9                               Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Regulatory Approvals
Schedule B	-	Arrangement Resolution
Schedule C	-	Plan of Arrangement

ARTICLE 2
THE ARRANGEMENT

2.1                               The Arrangement

The Arrangement shall be comprised of substantially the events or transactions, taken in the sequence indicated, in Schedule C to this Agreement.

2.2                               News Release Announcing the Arrangement

Subject to compliance with Securities Laws, Parent and Geac shall issue a mutually agreed joint news release as soon as possible after execution of this Agreement.

2.3                               Interim Order

As soon as practicable following the execution and delivery of this Agreement, Geac shall apply to the Court pursuant to section 192 of the CBCA for the Interim Order for the purpose of obtaining the approval of the Geac Shareholders set forth in Section 2.7 and the granting of Dissent Rights.

2.4                               Final Order

If the Interim Order and the approval of Geac Shareholders set forth in Section 2.7 are obtained, Geac shall promptly thereafter take all steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order.

2.5                               Articles of Arrangement and Effective Date

Subject to the satisfaction or waiver of the conditions set forth in Article 6 (other than delivery of items to be delivered at the Effective Time and other than satisfaction of those conditions that by their nature are to be satisfied at the Effective Time, it being understood that the occurrence of the Effective Time shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Effective Time), on (a) the later of (i) the date that is seven (7) business days after the satisfaction and/or waiver of such conditions (provided that such date is not later than the Outside Date) or (ii) the Outside Date or (b) such other date as Geac and Parent shall mutually agree, Geac and Parent shall cause to be filed, pursuant to subsection 192(6) of the CBCA, articles of arrangement to give effect to the Arrangement and implement the Plan of Arrangement.  The steps of the Arrangement shall become effective in the order set out in the Plan of Arrangement.

2.6                               Meeting

Subject to receipt of the Interim Order:

(a)                                  Geac shall, as promptly and reasonably practicable following the execution of this Agreement:  (i) prepare and complete the Circular in consultation with Parent and provide Parent with a reasonable opportunity to review and comment on drafts of the Circular and take account of such comments; (ii) as promptly as reasonably practicable thereafter, subject to obtaining any Regulatory Approvals required in connection with the mailing of the Circular, file the Circular in all jurisdictions where the same is required to be filed by the Interim Order and applicable Law; and (iii) mail the Circular and other documentation required in connection with the Meeting to the Geac Securityholders in accordance with the Interim Order and applicable Law;

(b)                                 Geac shall, subject to Section 7.1, (i) through Geac’s Board of Directors, recommend that Geac Shareholders vote in favour of the Arrangement Resolution and include such recommendation in the Circular; and (ii) use its commercially reasonable efforts to secure the approval of the Arrangement Resolution by Geac Shareholders;

(c)                                  subject to Section 7.1, Geac shall duly call, convene and hold the Meeting in accordance with the Interim Order, the by-laws of Geac and applicable Laws as soon as reasonably practicable for the purpose of considering the Arrangement Resolution (and, subject to the other terms and conditions herein, for any other proper purpose as may be set out in the notice of such meeting and agreed to by Parent, acting reasonably; provided that the Arrangement Resolution shall be voted on before any other matter at the Meeting, unless otherwise agreed by Parent) and shall provide notice to Parent and Acquisition Sub of the Meeting and allow the representatives of Parent and Acquisition Sub to attend the Meeting;

(d)                                 except as required for quorum purposes or otherwise permitted under this Agreement, Geac shall not adjourn (except as required by Law or by valid Geac Shareholder action), and Geac shall not postpone or cancel (or propose for adjournment, postponement or cancellation) the Meeting without Parent’s prior written consent, such consent not to be unreasonably withheld or delayed;

(e)                                  subject to Section 7.1, Geac shall use commercially reasonable efforts to solicit from Geac Shareholders proxies in favour of the Arrangement Resolution, using the services of dealers and proxy solicitation services, and take all other action that is necessary or desirable to secure the approval of the Arrangement Resolution by Geac Shareholders;

(f)                                    Geac shall permit Parent and its counsel to review and comment upon drafts of all material to be filed by Geac in connection with the Arrangement, including the applications for the Interim Order, the Circular and the Final Order and any supplement or amendment thereof; and

(g)                                 subject to Section 2.5 and subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each Party, file Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement.

2.7                               Approval of Geac Shareholders

The Arrangement Resolution shall be subject to the approval of two-thirds of the votes cast by or on behalf of those Geac Shareholders present or represented by proxy at the Meeting.

2.8                               Securities and Corporate Compliance

(a)                                  Geac shall (with Parent and Parent’s counsel) diligently do all such acts and things as may be necessary to comply, in all material respects, with applicable Laws, including National Instrument 54-101 of the Canadian Securities Administrators, in relation to the Meeting.

(b)                                 Each of Parent and Geac shall furnish to the other all such information concerning it, its affiliates and its shareholders and, in the case of Geac, the Geac Securityholders, as may be required to prepare the Circular and effect the actions described in the Plan of Arrangement.

(c)                                  Parent and Geac shall each promptly notify the other if at any time before the Effective Time it becomes aware that the Circular or any application to Securities Regulators for an order contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular or such application. In any such event, Parent and Geac shall cooperate in the preparation of a supplement or amendment to the Circular or such other document, as required and as the case may be, and, if required by applicable Law, shall cause the same to be distributed to Geac Securityholders and filed with the applicable Securities Regulators and the Court, as applicable.

2.9                               Dissent

Geac shall give Parent: (i) prompt notice of any written demand for dissent received by the Company prior to the Effective Time, any withdrawal of any such demand and any other demand, notice or instrument delivered to Geac prior to the Effective Time that relates to such demand; and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. Geac shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument unless Parent shall have given its written consent to such payment or settlement offer.

2.10                        Closing

The closing of the Arrangement will take place at the offices of Blake, Cassels & Graydon LLP, Box 25, Commerce Court West 199 Bay Street, Toronto, Ontario, M5L 1A9 at 9:00 a.m. Eastern Standard Time on the Effective Date.

2.11                        Preparation of Filings

Parent and Geac shall co-operate in the preparation of any application for the Interim Order, the Final Order, the Articles of Arrangement, the Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement and the Arrangement.

2.12                        Shareholder Communications

No Party nor any of its affiliates shall issue any press release or otherwise make public statements with respect to this Agreement or the Arrangement without the consent of Geac and Parent and, except as otherwise expressly contemplated by this Agreement, no Party nor any of its affiliates shall make any filing with any Governmental Entity, Court or with any Exchange with respect thereto without the consent of Geac and Parent; provided, however, that the foregoing shall be subject to each Party’s (and its affiliates’) overriding obligation to make any disclosure or filing required under applicable Laws and stock exchange rules, and the Party (or affiliate) making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.13                        Withholding

(a)                                  Parent shall be entitled to directly or indirectly deduct and withhold from the amount otherwise payable pursuant to this Agreement or the Plan of Arrangement to any Geac Securityholder such amounts as are required to be deducted and withheld with respect to the making of such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended (the “Code”) or any other provision of domestic or foreign (whether national, federal, state, provincial, local or otherwise) Law relating to Taxes. To the extent the amounts are so deducted and withheld and paid to the appropriate taxing authorities directly or indirectly by Parent or its affiliates, such deducted and withheld amounts shall be treated for all purposes of this Agreement or the Plan of Arrangement as having been paid to the Geac Securityholder in respect of which such deduction and withholding was made by Parent.

(b)                                 Geac shall be entitled to directly or indirectly deduct and withhold from the amount otherwise payable pursuant to this Agreement or the Plan of Arrangement to any Geac Securityholder, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Tax Act, the Code or any other provision of domestic or foreign (whether national, federal, state, provincial, local or otherwise) Law relating to Taxes.  To the extent the amounts are so deducted and withheld and paid to the appropriate taxing authorities directly or indirectly by Geac or its affiliates, such deducted and withheld amounts shall be treated for all purposes of this Agreement or the Plan of Arrangement as having been paid to the Geac Securityholder in respect of which such deduction and withholding was made by Geac.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF GEAC

3.1                               Representations and Warranties

Geac hereby represents and warrants to and in favour of Parent as follows and acknowledges that Parent is relying upon such representations and warranties in connection with the entering into of this Agreement and the completion of the Plan of Arrangement:

(a)                                  Board Approval.

(i)            The Geac Board of Directors, at a meeting duly called and held prior to the execution and delivery of this Agreement, has duly and unanimously adopted resolutions:

(A)                              authorizing and approving this Agreement and the Arrangement,

(B)           authorizing Geac to execute and deliver this Agreement,

(C)                                authorizing Geac and its subsidiaries to consummate this Agreement on the terms set forth herein and in the Plan of Arrangement,

(D)                               determining that the Plan of Arrangement is fair to Geac Shareholders and is in the best interests of Geac,

(E)                                 directing that the Arrangement Resolution be submitted to a vote at a meeting of Geac Shareholders, and

(F)                                 recommending that Geac Shareholders approve the Arrangement Resolution,

which resolutions have not been subsequently rescinded, modified or withdrawn in any way prior to the date of this Agreement.

(ii)                                  As of the date hereof, all of the directors of Geac have advised Geac that they intend to vote or cause to be voted all Geac Shares beneficially held by them in favour of the Arrangement Resolution and Geac shall make a statement to that effect in the Circular.

(b)                                 Organization and Qualification.  Geac and each of its subsidiaries is a corporation duly incorporated or an entity duly created, validly organized and existing under the laws of its applicable jurisdiction of incorporation, continuance or creation and has the requisite corporate or other power and authority to own its properties as now owned and to carry on its business as it is now being conducted.  Geac and each of its subsidiaries is duly registered or otherwise authorized to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect, individually or in the aggregate, on Geac. Copies of the Articles of Amalgamation of Geac dated May 1, 2004, together with all amendments to date and the by-laws of Geac furnished to Parent, are accurate and complete and have not been amended or superseded and no steps or proceedings have been taken or are pending or contemplated to amend or supersede such constating documents.  Section 3.1(b) of the Disclosure Letter sets forth a correct and complete list of each jurisdiction where Geac and each of its subsidiaries is qualified or licensed to do business.

(c)                                  Authority Relative to this Agreement.  Geac has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder and to fulfill its obligations under the Arrangement. The execution, delivery and performance of this Agreement have been duly authorized by the Board of Directors of Geac, and other than (i) with respect to the Circular and other matters relating solely thereto, the approval of the Board of Directors of Geac and (ii) the Shareholder Approval set forth in Section 2.7, no other corporate proceedings on the part of Geac are necessary to authorize the execution and delivery by it of this

Agreement or the making or completion of the Plan of Arrangement.  This Agreement has been duly and validly executed and delivered by Geac and constitutes a legal, valid and binding obligation of Geac enforceable against Geac in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d)                                 No Violations.

(i)                                     Neither the execution and delivery of this Agreement by Geac nor the completion of the Arrangement, nor compliance by Geac with any of the provisions hereof will: (1) except as set forth in Section 3.1(d) of the Disclosure Letter, violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Geac or any of its subsidiaries, or in any such Lien becoming (or being capable of becoming) enforceable against any such properties or assets, or cause any indebtedness to come due before its stated maturity or cause any credit commitment or obligation to cease to be available or cause any payment or other obligation to be imposed on Geac or any of its subsidiaries under any of the terms, conditions or provisions of (A) their respective charters or by-laws or other comparable organizational documents or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, or other Contract to which Geac or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Geac or any of its subsidiaries is bound; (2) subject to obtaining the Regulatory Approvals and except for complying with applicable corporate, securities, competition and antitrust Laws, (x) violate any Law applicable to Geac or any of its subsidiaries or any of their respective properties or assets; or (y) cause the suspension or revocation of any Permit currently in effect; (3) except as set forth in Section 3.1(d) of the Disclosure Letter, result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of Geac or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits, or acceleration of vesting, under any Geac Plan or restriction imposed on any asset held in connection with a Geac Plan (except, in the case of each of clauses (1), (2) and (3) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Geac).

(ii)                                  Subject to obtaining the Regulatory Approvals and except for complying with applicable corporate, securities, competition and antitrust Laws, (1) there is no legal impediment to the execution and delivery of this Agreement by Geac, and (2) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required of Geac or its subsidiaries in connection with the execution and delivery of this Agreement and the Transaction Documents by Geac, the completion of the Arrangement by Parent, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Geac or would not prevent or materially delay the making and completion of the Arrangement by Parent.

(e)                                  Capitalization.  The authorized share capital of Geac consists of an unlimited number of Geac Shares and an unlimited number of preference shares issuable in series.  As of the close of business on September 30, 2005, there were issued and outstanding 86,992,996 Geac Shares, and there were outstanding no other shares of any class or series in the capital of Geac.  As of the close of business on September 30, 2005, an aggregate of up to 6,012,438 Geac Shares were issuable upon the exercise of Geac Options (of which an aggregate of up to 5,881,938 were for Cash Pay Options), an aggregate of 1,332,250 Geac RSUs were issued and outstanding (1,390,112 Geac Shares are held by a trust created for the purpose of acquiring Geac Shares through open market purchases and holding those shares in trust for the benefit of participants in the Geac Restricted Share Unit Plan (which Geac Shares are included in the total number of issued and outstanding Geac Shares described in the second sentence of this Section 3.1(e)), 1,695,002 Geac Shares were issuable under the Geac Employee Share Purchase Plan (which Geac Shares are not included in the total number of issued and outstanding Geac Shares described in the second sentence of this Section 3.1(e)) and 112,000 Geac DSUs were issued and outstanding under the Geac Deferred Share Unit Plan, and except as set forth above, there were no options, warrants or other rights, shareholder rights plans (other than the Shareholder Rights Plan), agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by Geac of any shares in the capital of Geac (including Geac Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares in the capital of Geac (including Geac Shares).  Except as set forth in Section 3.1(e) of the Disclosure Letter, since September 30, 2005, no Geac Shares, Geac RSUs, Geac DSUs or Geac Options have been issued or granted (except for any Geac Shares issued pursuant to the exercise of any Geac Options granted prior to September 30, 2005), nor has Geac entered into any commitment to issue or grant any of the foregoing.  The weighted average exercise price for the Cash Pay Options outstanding as of September 30, 2005 is Cdn $6.41.  All outstanding Geac Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Geac Shares issuable upon the exercise of rights under the Geac Options and the issuance of Geac Shares pursuant to the Geac Employee Share Purchase Plan in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.  All securities of Geac (including the Geac Shares, the Geac Options, the Geac RSUs and the Geac DSUs and all options, rights or other convertible or exchangeable securities) have been issued in compliance, in all material respects, with all applicable Securities Laws.  There are no securities of Geac or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Geac Shareholders on any matter.  There are no outstanding contractual or other obligations of Geac or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries.

(f)                                    Opinion of Financial Advisor.  Geac has received the opinion, dated as of the date hereof, of each of Bear, Stearns & Co. Inc. and CIBC World Markets Inc. to the effect that, as of the date thereof, and subject to the qualifications and limitations set forth therein, the Purchase Price to be received under the Arrangement by the Geac Shareholders is fair from a financial point of view to the Geac Shareholders and such opinion has not been withdrawn.

(g)                                 Reporting Status and Securities Laws Matters.  Geac is a reporting issuer under applicable Canadian provincial and territorial Securities Laws and is not on the list of reporting issuers in default under such Securities Laws and is a foreign private issuer under United States federal Securities Laws and is not in material default of any material requirements of any Securities Laws.  Except as set forth in Section 3.1(g) of the Disclosure Letter, no delisting, suspension of trading in or cease trading order with respect to any securities of Geac, and, to the knowledge of Geac, no inquiry, review or investigation (formal or informal) of any Securities Regulator or Exchange, is in effect or ongoing or, to the knowledge of Geac, expected to be implemented or undertaken.

(h)                                 Ownership of Subsidiaries.  Section 3.1(h) of the Disclosure Letter includes a complete and accurate list of all subsidiaries, together with its jurisdiction of incorporation or organization, owned, directly or indirectly, by Geac, each of which is wholly-owned except as otherwise noted in such list.  All of the outstanding shares of capital stock and other ownership interests in Geac’s subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Geac are, except as disclosed in Section 3.1(h) of the Disclosure Letter or pursuant to restrictions on transfer contained in constating documents, rights of first refusal and similar rights restricting transfer contained in shareholders, partnership or joint venture agreements for or pursuant to existing financing arrangements involving Geac or its subsidiaries (which transfer restrictions, rights of first refusal, and similar rights have been disclosed to Parent in Section 3.1(h) of the Disclosure Letter), owned free and clear of all material Liens, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in or material assets or properties of any of Geac’s subsidiaries except as set forth in Section 3.1(h) of the Disclosure Letter or pursuant to shareholders, partnership or joint venture agreements for or pursuant to existing financing arrangements involving Geac or its subsidiaries (which rights to acquire have been disclosed to Parent in Section 3.1(h) of the Disclosure Letter).

(i)                                     Reports.  As of their respective dates (i) Geac’s audited financial statements as at and for the fiscal years ended April 30, 2005, 2004 and 2003 (including the notes thereto and related management’s discussion and analysis (“MD&A”)), and Geac’s unaudited interim financial statements as at and for the three months ended July 31, 2005 (including the notes thereto and related MD&A) (collectively, the “Geac Financial Statements”); and (ii) all documents filed by Geac in the offering of its securities with Securities Regulators or any Exchange since April 30, 2003: (1) did not at the time filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and (2) included all documents required to be filed in accordance with Securities Laws with Securities Regulators and the Exchanges and complied in all material respects with Securities Laws. The Geac Financial Statements and all financial statements of Geac and its subsidiaries included or incorporated by reference in information circulars, forms, reports, statements, prospectuses and other documents since April 30, 2003 were prepared in accordance with GAAP consistently applied (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Geac’s independent auditors, (B) in the case of unaudited interim statements, are subject to normal year-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements or (C) as items in such financial statements have been reclassified) and fairly present, in all material respects, the consolidated financial position, results of operations and changes in financial position of Geac and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by GAAP consistently applied in respect of all material contingent liabilities, if any, of Geac and its subsidiaries on a consolidated basis.  There has been no material change in Geac’s accounting policies, except as described in the notes to the Geac Financial Statements, since April 30, 2005.  Geac has delivered or made available to Parent copies of all material policies, manuals and other documents promulgating Geac’s internal accounting controls.  Section 3.1(i) of the Disclosure Letter lists, and Geac has delivered or made available to Parent copies of the documents creating or governing, all of Geac’s off-balance sheet arrangements.  Except as set forth in the Geac Financial Statements and except as arising hereunder, Geac and its subsidiaries have no liabilities or obligations of any nature (whether absolute, accrued, asserted or unasserted, contingent or otherwise) that would be required by applicable accounting requirements and the published rules and regulations of the Securities Regulators to be reflected on or reserved against in any report or filing made or filed with any Securities Regulator that are not disclosed, reflected or reserved against in such Geac Financial Statements, except for such liabilities and obligations (i) that have been incurred since April 30, 2005 in the ordinary course of business, or (ii) that would not reasonably be expected to have a Material

Adverse Effect on Geac.  Neither Geac nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar contract (including any contract relating to any transaction, arrangement or relationship between or among Geac or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving Geac or any of its subsidiaries in Geac Financial Statements.  Since the date of Geac’s last proxy circular on SEDAR, no event has occurred as of the date hereof that would be required to be reported by Geac pursuant to any Securities Laws that has not been reported.  Since July 30, 2002, neither Geac nor any of its subsidiaries, has, directly or indirectly, made or arranged for any extension or maintaining of credit, or renewal of an extension of credit, in the form of a personal loan to or for any director or executive officer of Geac in contravention of any Securities Laws.

(j)                                     Litigation.  Except as set forth in Section 3.1(j) of the Disclosure Letter, there are no claims, actions, suits or proceedings pending or, to the knowledge of Geac, threatened affecting Geac or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws, which claim, action, suit or proceeding involves a possibility of any judgement against or liability of Geac or any of its subsidiaries which would reasonably be expected to have a Material Adverse Effect on Geac.  Neither Geac nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding judgement, order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on Geac.

(k)                                  Taxes.  Geac and each of its subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived or those set forth in Section 3.1(k) of the Disclosure Letter, and all such Returns are complete and correct, except for any failure to file or errors or omissions that, individually or in the aggregate, would not result in a Material Adverse Effect on Geac.  Except as set forth in Section 3.1(k) of the Disclosure Letter, each of Geac and each of its subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by it on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Geac Financial Statements and any Taxes in excess of such reserves which the failure to pay would not, individually or in the aggregate, result in a Material Adverse Effect on Geac.  Except as provided for in the Geac Financial Statements and except as disclosed in Section 3.1(k) of the Disclosure Letter, no deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Geac or any of its subsidiaries, and neither Geac nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge to Geac, threatened against Geac or any of its subsidiaries or any of their respective assets, except where such deficiencies, actions or proceedings would not have a Material Adverse Effect on Geac.  Geac and each of its subsidiaries has properly withheld all Taxes required to have been withheld in connection with amounts paid or credited or deemed to be paid or credited by any of them to or for the account or benefit of any person, including any shareholder, employee, creditor, independent contractor, or other third party and has duly and timely remitted to the appropriate authority such Taxes and other amounts required by Law to be remitted by any of them, except to the extent that failure to so withhold or remit has not or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Geac.  None of Geac or any of its subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Return (other than a group the common parent of which was Geac) or (B) has any liability for the Taxes of any person (other than any of Geac or its subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local, or non-US law), as a transferee or successor, by contract, or otherwise.  To the knowledge of Geac, no claim has ever been made by a taxing authority in a jurisdiction where Geac or any of its subsidiaries does not file Returns that such person is or may be subject to taxation by such jurisdiction.  Except as set forth in Section 3.1(k) of the Disclosure Letter, none of Geac or its subsidiaries has consented to extend the time, or is the beneficiary of any extension of time, in which any Tax may be assessed or collected by any taxing authority.  Except as set forth in Section 3.1(k) of the Disclosure Letter, none of Geac or its subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code § 280G (or any corresponding provision of state, local or non-US income Tax law).

For all periods ended on and after April 30, 2002, true and complete copies of (i) all relevant portions of material income tax audit reports, statements of deficiencies, settlements or other agreements relating to Taxes received by Geac or its subsidiaries or on behalf of Geac or any of its subsidiaries from a Governmental Entity, and (ii) all material federal, provincial, state, local or foreign Returns for Geac or any of its subsidiaries have been made available by Geac for inspection by Parent.

Except as set forth in Section 3.1(k) of the Disclosure Letter, neither Geac nor any of its subsidiaries is party to or bound by any material agreement, arrangement or practice with respect to Taxes (including Tax sharing agreements with any taxing authority).

(l)                                     Absence of Undisclosed Liabilities.  Except as disclosed in the Geac Public Disclosure Record or the Geac Financial Statements, neither Geac nor any of its subsidiaries has any obligations or liabilities of any nature (matured or unmatured, fixed or contingent) except for liabilities (i) incurred in connection with the transactions contemplated by this Agreement, (ii) incurred in the ordinary course of business consistent with past practice since April 30, 2005 or (iii) that, individually or in the aggregate, would not result in a Material Adverse Effect on Geac.

(m)                               No Material Adverse Effect.  Since April 30, 2005 there has not been any Material Adverse Effect on Geac and no event, change or development has occurred, including any material damage, destruction or other casualty loss with respect to any material asset owned, leased or otherwise used by Geac or any of its subsidiaries, whether or not covered by insurance, which would reasonably be expected to have a Material Adverse Effect on Geac.  Except as set forth in Section 3.1(m) of the Disclosure Letter, during the period since April 30, 2005 to the date of this Agreement, Geac and its subsidiaries have conducted their businesses only in the ordinary course consistent with past practice.

(n)                                 Environmental.  Except as disclosed in the Geac Public Disclosure Record or as set forth in Section 3.1(n) of the Disclosure Letter, all operations of Geac and each of its subsidiaries have been and are now being conducted in material compliance with all applicable Environmental Laws, there is no Environmental Condition present at, and to the knowledge of Geac there has been no release, disposal, or arrangement for disposal of, or exposure to, any Hazardous Substance on, at, under or from, any property currently or, to the knowledge of Geac, formerly owned or leased by Geac or any of its subsidiaries and, to the knowledge of Geac, neither Geac nor any of its subsidiaries is aware of, or is subject to: (i) any proceeding, application, order, directive, investigation or complaint which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures; (ii) any demand or notice with respect to the breach of any Environmental Laws applicable to Geac or any of its subsidiaries; or (iii) any changes to the terms of any Environmental Permits or any review by any Governmental Entity of such Environmental Permits, in each case as would, individually or in the aggregate, have a Material Adverse Effect on Geac.

(o)                                 Property.  Geac and each of its subsidiaries has good and sufficient title to their respective real property interests, including fee simple estate in their respective owned real property, and leases, licences, easements, rights of way, permits from relevant authorities permitting the use of land or premises by Geac and its subsidiaries, in each case necessary to permit the operation of their respective current businesses, as they are now being or are proposed to be conducted, except for such failure of title in respect of any real property or failure to hold such leases, licenses, easements, rights of way or permits as would, individually or in the aggregate, not have a Material Adverse Effect on Geac.

(p)                                 Contracts.  Except as set forth in Section 3.1(p) of the Disclosure Letter, none of Geac, its subsidiaries nor, to the knowledge of Geac, any of the other parties thereto, is in default or breach of, nor has Geac or its subsidiaries received any notice of default or breach of, or termination under, any Contract, and, to the knowledge of Geac, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of any such Contract except as would not, individually or in the aggregate, have a Material Adverse Effect on Geac.  Except as set forth in Section 3.1(p) of the Disclosure Letter, none of the Contracts will be in default or breach as a result of the completion of the Plan of Arrangement, except as would not, individually or in the aggregate, have a Material Adverse Effect on Geac.  Except as set forth in Section 3.1(p) of the Disclosure Letter, to the knowledge of Geac, no state of facts exists in relation to Financial Indebtedness (as defined in any of the debt instruments of Geac or any of its subsidiaries) of Geac or any subsidiary of Geac that (i) would constitute a default or an event of default (or a matter that with the giving of notice, the passage of time or the fulfillment of any other condition would result in the occurrence of a default or an event of default) under any such Financial Indebtedness, (ii) has resulted in any such Financial Indebtedness becoming due and payable, or being capable of being declared due and payable, prior to its stated maturity date, (iii) has resulted in any party to any Contract with respect to any such Financial Indebtedness having a right to terminate, cancel or suspend its commitment or any of its obligations under any such Contract or (iv) has resulted in any Lien securing any such Financial Indebtedness becoming, or being capable of becoming, enforceable, except, in each case, as would not, individually or in the aggregate, have a Material Adverse Effect on Geac.

(q)                                 Permits.  Geac and each of its subsidiaries has obtained and is in compliance with all Permits, including Environmental Permits, required by applicable Laws, necessary to conduct its current businesses as they are now being conducted, other than where the absence of such Permits or the failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on Geac.  No suspension or cancellation of any of the Permits is pending or, to Geac’s knowledge, threatened, which is or would reasonably expected to have a Material Adverse Effect on Geac.

(r)                                    Pension and Employee Benefits.

(i)                                     Except as disclosed in the Geac Public Disclosure Record or in Section 3.1(r) of the Disclosure Letter, Geac and each of its subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, profit sharing, deferred compensation, stock purchase, stock compensation, disability, pension or retirement plans and other employee compensation or benefit plans, policies or arrangements which are maintained by or binding upon Geac or such subsidiary or in respect of which Geac or any of its subsidiaries has any actual or potential liability (collectively, the “Geac Plans”) and with all applicable Laws relating thereto.

(ii)                                  All of the Geac Plans are and have been established, registered, qualified, invested and administered, in all material respects, in accordance with all applicable Laws, and in accordance with their terms and the terms of agreements between Geac and/or any of its subsidiaries, as the case may be, and their respective employees and former employees.  To the knowledge of Geac, no fact or circumstance exists that would reasonably be expected to adversely affect the existing tax status of a Geac Plan.

(iii)                               All current obligations of Geac or any of its subsidiaries regarding the Geac Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the Geac Plans except as would not have a Material Adverse Effect on Geac.  All contributions or premiums required to be made by Geac or any of its subsidiaries, as the case may be, under the terms of each Geac Plan or by applicable Laws have been made in a timely fashion in accordance with applicable Laws and the terms of the Geac Plans except as would not have a Material Adverse Effect on Geac.

(iv)                              Except as disclosed in Section 3.1(r) of the Disclosure Letter, each Geac Plan is insured or funded as required by applicable Law and in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Geac or any of its subsidiaries from any such Governmental Entities other than such breaches as in the aggregate do not have a Material Adverse Effect on Geac.  Except as disclosed in Section 3.1(r) of the Disclosure Letter, each Geac Plan which is required under its terms or pursuant to applicable Law to be funded on an actuarial or other basis is fully funded on both a going concern and solvency basis in accordance with the actuarial assumptions and methods used in the most recent actuarial valuation report in respect of each such Geac Plan filed with the applicable Governmental Entity.

(v)                                 No Geac Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits), and there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Geac Plan required to be registered or qualified.

(vi)                              All liabilities of Geac and each of its subsidiaries (whether accrued, absolute, contingent or otherwise) related to the Geac Plans have been fully and accurately accrued and disclosed, and reported in accordance with GAAP consistently applied in the Geac Financial Statements.  No changes have occurred or are expected to occur to any Geac Plan which would materially affect the most recent actuarial report prepared in respect of the applicable Geac Plan.

(vii)                           Neither Geac nor any of its subsidiaries has any liability or potential liability (including, but not limited to, withdrawal liability) with respect to (a) any “employee pension benefit plan” (as such term is defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) that is or was subject to Section 302 of Title I of ERISA, Title IV of ERISA or Section 412 of the Code, (b) any “multiemployer plan” ( as such term is defined in Section 3(37) of ERISA), (c) any employee benefit plan that provides heath or life insurance benefits or other welfare-type benefits to former employees, except as specifically required by law, or (d) any nonqualified deferred compensation plan within the meaning of Section 409A(d)(1) of the Code.

(s)                                  Employment Agreements and Collective Agreements.  Except as disclosed in the Geac Public Disclosure Record or as set forth in Section 3.1(s) of the Disclosure Letter, neither Geac nor any of its subsidiaries is a party to or bound or governed by:

(i)                                     except as implied by applicable Law, any employment, retention or change of control agreement with any officer or senior employee or any written or oral agreement, arrangement or understanding providing for retention, severance or termination payments to any officer or senior employee of Geac or any of its subsidiaries;

(ii)                                  any material collective bargaining or union agreement or any actual or, to the knowledge of Geac, threatened application for certification or bargaining rights in respect of Geac or any of its subsidiaries;

(iii)                               any material labour dispute, strike or lock-out relating to or involving any employee of Geac or any of its subsidiaries; or

(iv)                              any claim or, to the knowledge of Geac, threatened claim arising out of or in connection with employment by Geac or any of its subsidiaries or the termination thereof, other than such claims as in the aggregate do not have a Material Adverse Effect on Geac.

(t)                                    Compliance with Laws.  Except as set forth in Section 3.1(t) of the Disclosure Letter, Geac and its subsidiaries are in compliance with applicable Laws, other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on Geac.

(u)                                 Intellectual Property.  Except as disclosed in the Geac Public Disclosure Record or as set forth in Section 3.1(u) of the Disclosure Letter, (i) Geac and its subsidiaries own and possess all right, title and interest, or are validly licensed or have retained the rights to use (and are not in material breach of such licenses) all material patents, trade-marks, trade names, service marks, copyrights, know-how, trade secrets, confidential information, software and all other intellectual property and proprietary rights that are necessary to the conduct of the business, as presently conducted, of Geac and its subsidiaries taken as a whole (collectively, the “Intellectual Property Rights”); (ii) all such Intellectual Property Rights are sufficient for conducting the business, as presently conducted, of Geac and its subsidiaries taken as a whole; (iii) to the knowledge of Geac, the products sold or licensed by Geac and its subsidiaries and the conduct of their respective businesses do not infringe in any material way upon any third parties’ intellectual property and proprietary rights and no event has occurred, and no event will occur as a result of the transactions contemplated hereby, that would render invalid or unenforceable or terminate any rights to any Intellectual Property Rights, to the knowledge of Geac, there are no material facts which would form the basis to conclude that there is a reasonable likelihood of any of the foregoing, and neither Geac nor any of its subsidiaries has received any notices regarding any of the foregoing (including, without limitation, any demands or offers to license any intellectual property or proprietary rights from any third party or any requests for indemnification from customers), except as would not be reasonably expected to result in a Material Adverse Effect on Geac; (iv) all hardware, software and firmware, processed data, technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of Geac and its subsidiaries taken as a whole (collectively, the “Technology”), are up-to-date and in accordance with industry-standards and sufficient for conducting the business, as presently conducted, of Geac and its subsidiaries taken as a whole; (v) Geac and its subsidiaries own or have validly licensed (and are not in material breach of such licenses) such Technology and have commercially reasonable industry-standard virus protection and security measures in place in relation to such Technology; (vi) Geac and its subsidiaries have reasonable back-up systems and a disaster recovery plan adequate to ensure the continuing availability of the functionality provided by the Technology, and have ownership of or a valid license to the Intellectual Property Rights necessary to allow them to continue to provide the functionality provided by the Technology in the event of any malfunction of the Technology or other form of disaster affecting the Technology; and (vii) no third party has infringed, misappropriated or otherwise conflicted with any of the Intellectual Property Rights and to the knowledge of Geac, there are no facts that would form the basis to conclude that there is a reasonable likelihood of any of the foregoing, except as would not be reasonably expected to result in a Material Adverse Effect on Geac.  To the extent that any Intellectual Property Rights are confidential, the employees and contractors of Geac and its subsidiaries are subject to enforceable legal obligations to maintain the confidentiality of such Intellectual Property Rights.

(v)                                 Insurance.  Geac and its subsidiaries have such policies of insurance as are listed in Section 3.1(v) of the Disclosure Letter, and Geac is in compliance in all material respects with all requirements with respect thereto.

(w)                               Corrupt Practices Legislation.  There have been no actions taken by or, to the knowledge of Geac, on behalf of Geac or its subsidiaries that would cause Geac to be in violation of the Foreign Corrupt Practices Act of the United States of America or the Corruption of Foreign Public Officials Act (Canada) which would have a Material Adverse Effect on Geac.

(x)                                   No Further Representations and Warranties. The representations and warranties made by Geac in this Agreement are in lieu of and are exclusive of all other representations and warranties, including, without limitation, any implied warranties.  Geac hereby disclaims any such other or implied representations or warranties, notwithstanding the delivery or disclosure, if any, to Parent or its officers, directors, employees, agents or representatives of any documentation or other information.

(y)                                 Brokers.  Except for Bear, Stearns & Co. Inc. and CIBC World Markets Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from, or to the reimbursement of any of its expenses by, Geac in connection with this Agreement or the Plan of Arrangement.  Geac has provided to Parent a correct and complete copy of all agreements relating to the arrangements between it and its financial advisors which are in effect at the date hereof and agrees not to amend the terms of any such agreements relating to the payment of fees and expenses without the prior written approval of Parent.

(z)                                   Change of Control Compensation. Section 3.1(z) of the Disclosure Letter sets forth the amount of any compensation or remuneration of any kind or nature which is or may become payable to any current or former employee, officer or director of Geac or any of its subsidiaries, in whole or in part, by reason of the execution and delivery of this Agreement or the consummation of the Transactions (the “Change of Control Payments”).

(aa)                            Transaction Expenses.  Section 3.1(aa) of the Disclosure Letter sets forth the aggregate estimated amount of costs, fees and expenses incurred or which may be incurred by Geac or its subsidiaries or on their behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement and the Transactions contemplated hereby at any time prior to or at the Effective Time, including, but not limited to, those of the financial advisor(s) and counsel to Geac, but excluding any costs, fees or expenses directly resulting from actions taken pursuant to this Agreement (collectively, together with the Change of Control Payments and the cost of the D&O Policy, the “Geac Transaction Expenses”).

(bb)                          Investment Canada Act.  Neither Geac nor any of its subsidiaries is engaged in a “cultural business” for purposes of subsection 14.1(5) of the Investment Canada Act.

(cc)                            Shareholder Rights Plan.  Geac has taken all necessary action, and prior to the Effective Time will have taken any additional necessary action, so that the Arrangement constitutes an “Exempt Acquisition” for purposes of the Shareholder Rights Plan

(dd)                          No “Collateral Benefit” Under Ontario Rule.  No related party of Geac (within the meaning of Ontario Securities Commission Rule 61-501 – Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Geac Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such Rule) as a consequence of the Transactions.

3.2                               Survival of Representations and Warranties

The representations and warranties of Geac contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT, ACQUISITION SUB, MAGELLAN AND TRISYN

4.1                               Representations and Warranties

Each of Parent, Acquisition Sub, Magellan and TriSyn hereby represents and warrants to and in favour of Geac as follows and acknowledges that Geac is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)                                  Organization and Qualification.  Each of Parent, Acquisition Sub, Magellan and TriSyn is a corporation duly incorporated or an entity duly created, validly existing and in good standing under the laws of its jurisdiction of incorporation, continuance or creation and has the requisite corporate or other power and authority to own its properties as now owned and to carry on its business as it is now being conducted and each of its subsidiaries is duly registered or otherwise authorized to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on it. Copies of the constating documents of each of Parent, Acquisition Sub, Magellan and TriSyn together with all amendments to date and the by-laws or other comparable organizational documents of each of Parent, Acquisition Sub, Magellan and TriSyn, in each case, as furnished to Geac, are accurate and complete and have not been amended or superseded and no steps or proceedings have been taken or are pending or contemplated to amend or supersede such constating documents.

(b)                                 Authority Relative to this Agreement.  Each of Parent, Acquisition Sub, Magellan and TriSyn has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder and to fulfill its obligations under the Arrangement.  The execution, delivery and performance of this Agreement and the completion of the Plan of Arrangement by each of Parent, Acquisition Sub, Magellan and TriSyn contemplated hereby have been duly authorized by the Board of Directors or equivalent governing body of each of Parent, Acquisition Sub, Magellan and TriSyn and no other corporate proceedings on the part of Parent, Acquisition Sub, Magellan and TriSyn are necessary to authorize the execution and delivery by it of this Agreement or the making or completion of the

Plan of Arrangement.  This Agreement has been duly executed and delivered by each of Parent, Acquisition Sub, Magellan and TriSyn and constitutes a legal, valid and binding obligation of each of Parent, Acquisition Sub, Magellan and TriSyn enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)                                  No Violations.

(i)                                     Neither the execution and delivery of this Agreement by each of Parent, Acquisition Sub, Magellan and TriSyn nor the completion of the Arrangement nor compliance by each of Parent, Acquisition Sub, Magellan and TriSyn with any of the provisions hereof will violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (A) the respective charters or by-laws or other comparable organizational documents of each of Parent, Acquisition Sub, Magellan and TriSyn or (B) any material contract or other instrument or obligation to which Parent, Acquisition Sub, Magellan or TriSyn or any of its subsidiaries is a party or to which it, or any of its properties or assets, may be subject or by which Parent, Acquisition Sub, Magellan or TriSyn or any of its subsidiaries is bound (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations or accelerations, or any consents, approvals or notices which, if not given or received, would not, in each case, individually or in the aggregate, materially adversely affect the ability of any of Parent, Acquisition Sub, Magellan or TriSyn to perform its obligations under this Agreement).

(ii)                                  Subject to obtaining the Regulatory Approvals and other than in connection with or in compliance with the provisions of applicable corporate, competition, antitrust and securities Laws, (1) there is no legal impediment to the completion of the Plan of Arrangement by Parent or Acquisition Sub, and (2) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required of Parent or Acquisition Sub in connection with completion of the Plan of Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not prevent or materially delay the making and completion of the Plan of Arrangement by Parent or Acquisition Sub.

(d)                                 Financial Capability.  Parent has delivered to Geac true and complete copies of (i) fully executed commitment letters (collectively, the “Debt Commitment Letter”) from JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Merrill Lynch Capital Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Foothill, Inc. and (ii) a fully executed commitment letter (the “Equity Commitment Letter”) from Golden Gate Private Equity, Inc. (the

Equity Commitment Letter, and together with the Debt Commitment Letter, shall be referred to herein as the “Commitment Letters”), in an aggregate amount which, together with the loan from Lender Sub referred to in Section 2.3 of the Plan of Arrangement, will provide sufficient funds to permit Acquisition Sub, subject to the satisfaction of all relevant conditions set forth in this Agreement, to pay the Purchase Price in respect of, in reliance on the representations and warranties of Geac regarding, each of the outstanding Geac Shares (including each Geac Share issued pursuant to the Geac Employee Share Purchase Plan and each Geac Share held in trust in relation to the Geac Restricted Share Unit Plan), each Geac Share issuable upon exercise of the outstanding Geac Options and each Geac DSU.  The Debt Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of Parent, and to the knowledge of Parent, the other parties thereto, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.  The Equity Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of each of Parent and the other party thereto, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.  As of the date hereof, no event has occurred that with or without notice, lapse of time or both, would, individually or in the aggregate, constitute a default or breach on the part of Parent or any of its affiliates under any material term or condition of the Debt Commitment Letter or Equity Commitment Letter.  As of the date hereof, Parent has no reason to believe that it will be unable to satisfy, on a timely basis, any material term or condition of funding to be satisfied by it or any of its affiliates contained in the Debt Commitment Letter or Equity Commitment Letter, it being agreed, for the avoidance of doubt, that no representation or warranty is made with respect to any matter dependent upon the financial performance of, or otherwise involving, Geac or any of its subsidiaries.

(e)                                  No Further Representations and Warranties. The representations and warranties made by each of Parent, Acquisition Sub, Magellan and TriSyn in this Agreement are in lieu of and are exclusive of all other representations and warranties, including, without limitation, any implied warranties.  Each of Parent, Acquisition Sub, Magellan and TriSyn hereby disclaims any such other or implied representations or warranties, notwithstanding the delivery or disclosure, if any, to Geac or its officers, directors, employees, agents or representatives of any documentation or other information.

4.2                               Survival of Representations and Warranties

The representations and warranties of Parent, Acquisition Sub, Magellan and TriSyn contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
COVENANTS

5.1                               Covenants of Geac Regarding the Conduct of Business

Geac covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless Parent shall otherwise agree in writing, such agreement not to be unreasonably withheld or delayed, or as is otherwise expressly permitted or specifically contemplated by this Agreement or set forth in the Disclosure Letter; provided, however, that Geac shall be permitted to do anything that is required by applicable Law or required by the terms of this Agreement (provided that in no event shall Geac be permitted to take any action prohibited by Section 5.1(b)(ii)):

(a)                                  the business of Geac and its subsidiaries shall be conducted only, and Geac and its subsidiaries shall not take any action except, in compliance with any Contracts to which it is a party and in the usual and ordinary course of business consistent with past practice in all material respects, and Geac shall use all commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, employees, goodwill and business relationships;

(b)                                 Geac shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents or the Shareholder Rights Plan; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Geac Shares owned by any person or the securities of any subsidiary owned by a person other than Geac (provided, however, for greater certainty, except as required by applicable Law or Section 5.6 of this Agreement, there shall be no limitations on dividends, other distributions or payment between two or more Geac wholly-owned subsidiaries or between Geac and a Geac wholly-owned subsidiary); (iii) issue, grant, sell, encumber or pledge or authorize or agree to issue, grant, sell, encumber or pledge any shares of Geac or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Geac or its subsidiaries or any other ownership interest (including any phantom interest or other right linked to any shares of Geac or its subsidiaries in any manner), other than (A) the issuance of Geac Shares issuable pursuant to the terms of the Geac Options that are outstanding as of September 30, 2005 or pursuant to the Geac Employee Share Purchase Plan, or (B) transactions between two or more Geac wholly-owned subsidiaries or between Geac and a Geac wholly-owned subsidiary; (iv) redeem, purchase or otherwise acquire any of its outstanding securities, other than in transactions between two or more Geac wholly-owned subsidiaries or between Geac and a Geac wholly-owned subsidiary; (v) amend the terms of any of its securities or reclassify, combine, split or subdivide any of its securities; (vi) except as set forth in Section 5.1(b)(vi) of the Disclosure Letter, adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Geac or any of its subsidiaries, or undertake any merger, consolidation or a reorganization of Geac or any of its subsidiaries except as such plans have been explicitly set forth in this Agreement; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; (viii) make any material Tax election or settle or compromise any material Tax liability; or (ix) enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)                                  Geac shall promptly notify Parent in writing of any circumstance or development that is or would reasonably be expected to constitute a Material Adverse Effect on Geac;

(d)                                 Geac shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) except as set forth in Section 5.1(d)(i) of the Disclosure Letter and except sales of inventory in the ordinary course of business consistent with past practice and sales of excess or obsolete assets, sell, pledge, lease, dispose of or encumber any material assets of Geac or of any subsidiary; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities or contributions of capital (other than to wholly-owned subsidiaries), (iii) acquire any material property or assets of any other person; (iv) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances; (v) pay, discharge or satisfy any claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Geac Financial Statements or made in the ordinary course of business consistent with past practice; (vi) waive, release, grant or transfer any rights of material value; (vii) make any capital expenditure in excess of amounts set forth in Geac’s capital budget; (viii) take any action or make any change with respect to accounting policies or procedures, other than actions or changes required by GAAP or by applicable Law; (ix) take any action that would cause any of the representations or warranties set forth in Article 3 to be untrue as of the date of this Agreement or as of the Effective Time or (x) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(e)                                  Geac shall not, and shall not permit any of its subsidiaries to, directly or indirectly, enter into, terminate or modify any Contract outside the ordinary course of business consistent with past practice, including, without limitation, any of the foregoing that would have a Material Adverse Effect on Geac;

(f)                                    except as set forth in Section 5.1(f) of the Disclosure Letter, neither Geac nor any of its subsidiaries shall grant to any officer, director or employee of Geac or any of its subsidiaries an increase in compensation in any form, grant any general salary increase, make any loan to any officer, director or employee of Geac or any of its subsidiaries, take any action with respect to the grant of any severance, retention or termination pay to or enter into any employment agreement with any officer, director or employee of Geac or any of its subsidiaries, increase in any material respect the benefits payable under its current severance or termination pay policies, or adopt or amend in any material respect or make any contribution to any Geac Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Geac or any of its subsidiaries, except, in each such case, if such action is taken in the ordinary course of business consistent with past practice; provided that, notwithstanding the foregoing, neither Geac nor any of its subsidiaries shall increase the compensation, severance, termination pay or any other similar remuneration to any of Geac’s CEO or any person reporting directly to Geac’s CEO;

(g)                                 Except as set forth in Section 5.1(g) of the Disclosure Letter, Geac shall not, and shall not permit any of its subsidiaries to, hire any employee except for (i) the replacement of any current employee whose employment with Geac or any subsidiary is terminated for any reason (with such replacement employee receiving substantially similar or lesser compensation and benefits as such terminated employee) and (ii) a new employee who does not replace any current employee pursuant to clause (i) above (A) whose annual noncontingent cash compensation and annual target commission payments does not exceed, in the aggregate, $200,000 and (B) whose annual noncontingent cash compensation and annual target commission or bonus payments, when aggregated with the annual noncontingent cash compensation and annual target commission or bonus payments of all other such new employees, does not exceed $1,000,000 (other than as set forth in Section 5.1(g) of the Disclosure Letter);

(h)                                 Geac shall, whether through its Board of Directors or otherwise, facilitate as necessary the acceleration of the vesting of any unvested Geac Options and the acceleration of the purchase and release of, or the expiry of any contractual hold period in favour of Geac relating to, any Geac Shares and Geac RSUs or funds for the purchase of Geac Shares held in the Geac Employee Share Purchase Plan, but shall not otherwise amend, vary or modify such plans or the Geac Stock Option Plans; notwithstanding this clause, Geac will use commercially reasonable efforts to encourage the exercise of the Geac Options in the context of the Arrangement and the acquisition of the resulting Geac Shares pursuant to the Arrangement;

(i)                                     Geac shall not, and shall not permit any of its subsidiaries to, settle or compromise (i) any material action, claim or proceeding brought against it and/or any of its subsidiaries, except with respect to the settlement or compromise of any such matter which does not oblige Geac and its subsidiaries to make aggregate cash payments exceeding $500,000; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities or any other person in connection with the transactions contemplated by this Agreement or the Arrangement; and

(j)                                     Geac shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Geac or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that none of Geac or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months from the date hereof.

5.2                               Covenants of Geac Regarding the Performance of Obligations

Subject to Section 7.1, Geac shall and shall cause its subsidiaries to perform all obligations required or desirable to be performed by Geac or any of its subsidiaries under this Agreement, co-operate with Parent in connection therewith, in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, Geac shall and, where appropriate, shall cause its subsidiaries to:

(a)                                  subject to Section 2.5, carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Law may impose on Geac or its subsidiaries with respect to the Arrangement;

(b)                                 apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Geac or any of its subsidiaries which are required in order to consummate the Arrangement under this Agreement and, in doing so, keep Parent reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Parent with copies of all related applications and notifications excluding any part thereof constituting confidential information, in draft form, in order for Parent to provide its comments thereon; provided that Geac shall not make any commitments, provide any undertakings or assume any obligations, in each case that are or would reasonably be expected to be material to Geac or Parent without the prior written consent of Parent, which shall not be unreasonably withheld or delayed;

(c)                                  subject to the approval of the Arrangement Resolution at the Meeting in accordance with the provisions of the Interim Order, (i) it will as soon as practicable thereafter, file, proceed with and diligently pursue an application for the Final Order in cooperation with Parent and Acquisition Sub and, in applying for the Final Order, it will seek to cause the terms thereof to be consistent with the provisions of this Agreement and will oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and (ii) if at any time after the issuance of the Final Order and prior the Effective Date, Geac is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Parent and Acquisition Sub;

(d)                                 furnish promptly to Parent and Acquisition Sub a copy of each notice, report, schedule or other document or communication delivered or filed by Geac in connection with the Arrangement or the Interim Order or the Meeting with any Governmental Entity in connection with, or in any way affecting, the transactions contemplated herein;

(e)                                  defend all lawsuits or other legal, regulatory or other proceedings against Geac challenging or affecting this Agreement or the making or completion of the Arrangement;

(f)                                    use commercially reasonable efforts to assist in effecting the resignations of the Geac directors and cause them to be replaced as of the Effective Date by persons nominated by Parent;

(g)                                 use commercially reasonable efforts to obtain all necessary or desirable consents, waivers or approvals under Contracts, including those set forth on Section 3.1(d) of the Disclosure Letter; provided that Geac and its subsidiaries shall not, without the prior written consent of Parent (not to be unreasonably withheld), pay or commit to pay any money or issue or commit to issue any guarantee of any obligations in connection with Geac obtaining such consents, waivers or approvals;

(h)                                 provide, on a timely basis, all reasonable cooperation in connection with the arrangement of any financing as may be requested by Parent, including (i) participation in meetings and due diligence sessions, (ii) furnishing Parent and its financing sources with historical financial and other pertinent information regarding Geac and is subsidiaries as may be reasonably requested by Parent, including historical financial statements and financial data, (iii) providing Parent with historical financial source data to be used by Parent in connection with its financing of the Transactions, (iv) providing and executing documents as may be reasonably requested by Parent, (v) reasonably facilitating the provision and registration of security and pledge of collateral (including, without limitation, facilitating or obtaining any title policies or surveys, removing liens or encumbrances and providing affidavits, indemnity or other assurance reasonably requested) and (vi) if the Effective Date has not occurred on or before February 10, 2006 and if required by Parent’s debt financing sources, provide for the quarter ended January 31, 2006 (“Q3 FY2006”) (A) “flash” revenue and estimated EBITDA results no earlier than February 10, 2006 and (B) draft financial statements following review of such financial statements by Geac and its outside auditors in the ordinary course (provided that Geac shall not be required to provide “final” financial statements in the form approved by the Geac’s Board of Directors and outside auditors, namely in the form to be made publicly available); provided that (A) none of Geac or any subsidiary shall be required to pay any commitment or other similar fee or incur any other liability in connection with any such financing prior to the Effective Time and (B) nothing in this Section 5.2(h) shall be deemed to govern the matters covered by Section 5.2(i);

(i)                                     provide, on a timely basis, all reasonable cooperation in connection with any dealings by Parent with any Canadian Tax authority or Canadian Governmental Entity with oversight of any Canadian Tax matters concerning any element of the Transactions (including, without limitation, any element that may be effected after the Effective Time by Parent) as may be requested by Parent, including (i) participation in meetings, (ii) furnishing Parent (or the relevant Governmental Entity) with historical financial and other pertinent information regarding Geac and its subsidiaries as may be reasonably requested by Parent and (iii) if required, providing and executing an advance income tax ruling request and documents related thereto; provided that Parent covenants and agrees that no advance income tax ruling request or other submissions of any kind shall be made to the Canada Revenue Agency or any other Canadian Tax Authority or Canadian Governmental Entity with respect to Canadian Tax matters that identify or relate to Geac or any of its subsidiaries in any way without Geac’s prior written consent, such consent not to be unreasonably withheld, delayed or conditioned; and

(j)                                     provide, on a timely basis, all reasonable cooperation requested by Parent, including preparing and submitting a joint application to the UK Pensions Regulator in relation to the Comshare Retirement and Death Benefits Plan (the “Comshare Plan”) to obtain clearance from the UK Pensions Regulator with respect to the Parties and their respective affiliates in respect of (i) the Transactions contemplated hereby and any post-Effective Time transactions intended to be undertaken by Parent and its affiliates and (ii) the transfer of the cash balances of Geac’s UK group to one or more of Geac’s U.S. subsidiaries; provided that Parent covenants and agrees that no advance application or request or other submissions of any kind shall be made to the UK Pensions Regulator in relation to the Comshare Plan that identify or relate to Geac or any of its subsidiaries in any way without Geac’s prior written consent, such consent not to be unreasonably withheld, delayed or conditioned.

5.3                               Covenants of Parent Regarding the Performance of Obligations

(1)           Parent shall, and shall cause its subsidiaries to, perform all obligations required or desirable to be performed by Parent or any of its subsidiaries under this Agreement, co-operate with Geac in connection therewith, in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, Parent shall and where appropriate shall cause its subsidiaries to:

(a)                                  apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Parent or any of its subsidiaries which are required in order to consummate the Arrangement under this Agreement and, in doing so, keep Geac reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Geac with copies of all related applications and notifications excluding any part thereof constituting confidential information, in draft form, in order for Geac to provide its reasonable comments thereon; provided that, for greater certainty, nothing contained in this Agreement shall restrict or limit Parent from making such commitments or providing such undertakings or assuming such obligations as it considers, in its sole discretion, necessary or desirable in order to obtain the Regulatory Approvals or any other sanctions, rulings, consents, orders, exemptions, permits and other approvals required by applicable antitrust or competition Law; provided further that nothing herein shall require Parent to make any such commitments, provide any such undertakings or assume any such obligations that are not commercially reasonable (it being agreed that it shall not be commercially reasonable for Parent or any of its affiliates to be required to divest, hold separate or agree to any material limitation on the conduct of their current or future business operations);

(b)                                 use commercially reasonable efforts to assist Geac in obtaining all consents, waivers or approvals that Geac is to use commercially reasonable efforts to obtain pursuant to Section 5.2(g), provided that Parent shall not be obligated to pay any fees or guarantee any obligations in connection with Geac obtaining such consents, waivers or approvals;

(c)                                  furnish promptly to Geac a copy of each notice, report, schedule or other document or communication delivered or filed by Parent in connection with the Arrangement or the Interim Order or the Meeting with any Governmental Entity in connection with, or in any way affecting, the transactions contemplated herein; and

(d)                                 defend all lawsuits or other legal, regulatory or other proceedings against Parent challenging or affecting this Agreement or the making or completion of the Arrangement.

(2)           Each of Parent and Magellan shall use commercially reasonable efforts to (i) fully satisfy in all material respects, on a timely basis, all terms, conditions, representations and warranties set forth in the Commitment Letters and (ii) enforce their respective rights under the Commitment Letters. Each of Parent and Magellan shall use commercially reasonable efforts to enter into definitive agreements with respect to the financings contemplated by the Commitment Letters on terms and conditions no less favorable than the Commitment Letters as soon as reasonably practicable but in any event at the Effective Time. Parent will furnish correct and complete copies of such executed definitive agreements to Geac promptly upon request by Geac. At Geac’s request, Parent shall keep Geac informed with respect to all material activity concerning the status of the financings contemplated by the Commitment Letters and shall give Geac prompt notice of any material change with respect to such financings. Without limiting the foregoing, Parent agrees to notify Geac promptly, and in any event within two (2) business days, if at any time prior to the Effective Time (i) the Commitment Letters shall expire or be terminated for any reason or (ii) any financing source that is a party to the Commitment Letters notifies Parent that such source no longer intends to either provide or underwrite financing to Parent on the terms set forth therein or requests amendments or waivers which are materially adverse to the timely completion by Parent or Acquisition Sub of the transactions contemplated by this Agreement.  Other than in connection with this Agreement, neither Parent nor Magellan shall, nor shall they permit any of their respective controlled affiliates to, without the prior written consent of Geac, take any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financing, that would reasonably be expected to materially and adversely impair, delay or prevent Parent’s obtaining of the financings contemplated by the Commitment Letters.  Parent shall not amend or alter, or agree to amend or alter, the Equity Commitment Letter in any manner that would materially and adversely impair, delay or prevent the consummation of the transactions contemplated by this Agreement without the prior written consent of Geac.  Neither Parent nor Magellan shall amend or alter, or agree to amend or alter, the Debt Commitment Letter in any manner that would materially and adversely impair, delay or prevent the consummation of the transactions contemplated by this Agreement without the prior written consent of Geac. If either the Debt Commitment Letter or Equity Commitment Letter shall be terminated or modified in a manner materially adverse to Parent or Magellan for any reason, Parent shall use commercially reasonable efforts to (i) obtain, and, if obtained, will provide Geac with a copy of, a new financing commitment that provides for at least the same amount of financing as contemplated by the Commitment Letters as originally issued; (ii) enter into definitive agreements with respect to such new financing; and (iii) obtain funds under such agreements to the extent necessary to consummate the transactions contemplated by this Agreement; provided that Parent shall be under no obligation to obtain or seek to obtain any financing commitment containing terms or funding conditions less favorable to Parent or its affiliates than those included in the Commitment Letters (as determined in Parent’s good faith and reasonable discretion).  If, after Parent’s use of commercially reasonable efforts, Parent is unable to obtain such new financing as described in the immediately preceding sentence, then Geac may, in its sole discretion, propose an alternative new financing that provides for at least the same amount of financing as contemplated by the Commitment Letters as originally issued on terms that are not less favorable to Parent and its affiliates than those set forth in the Commitment Letters as originally issued (as determined in Parent’s good faith and reasonable discretion), and Parent shall use commercially reasonable efforts to enter into definitive agreements with respect to such alternative new financing and obtain funds under such agreements to the extent necessary to consummate the transactions contemplated by this Agreement.  In the event that new Commitment Letters are executed in accordance with this Section 5.3(2), then such new Commitment Letters shall be the “Commitment Letters” for purposes of this Agreement.

5.4                               Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)                                  subject to the limitations set forth in Sections 5.2 and 5.3, it shall, and shall cause its subsidiaries to, use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to, subject to the limitations set forth in Sections 5.2 and 5.3: (i) obtain all Regulatory

Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder; and

(b)                                 it shall not take any action or refrain from taking any commercially reasonable action which is inconsistent with this Agreement, including, without limitation, purporting to terminate this Agreement other than in accordance with Section 8.2(1), or which would reasonably be expected to significantly impede the consummation of the transactions contemplated by this Agreement.

5.5                               Pre-Acquisition Reorganization

Geac agrees to effect prior to the Effective Date, at Parent’s expense, such reorganizations of its business, operations and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) as Parent may reasonably request prior to the Effective Date (including, without limitation, (i) any potential transfer of Geac’s Canadian business operations to a newly formed separate Canadian subsidiary, (ii) the contribution of the stock of Geac Australia to a Dutch holding company and (iii) cooperating to obtain clearance from the Australia Foreign Investment Review Board of any pre- or post-Effective Time transfer of the stock of Geac Australia), and the Plan of Arrangement, if required, shall be modified accordingly in accordance with its terms, provided that Parent shall provide written notice in reasonable detail to Geac of any proposed Pre-Acquisition Reorganization at least fifteen business days prior to the date of the Meeting.  Notwithstanding anything to the contrary in the previous sentence, Geac shall not be required to effect any reorganization that will become effective any earlier than immediately prior to the Effective Date.  Notwithstanding the foregoing, Geac shall not be obligated to effect any Pre-Acquisition Reorganization which, in the opinion of Geac, (a) would prejudice it or the Geac Shareholders, or (b) would impede or materially delay the completion of the transactions contemplated hereby.  Parent agrees to indemnify and hold Geac harmless from and against any cost, liability or expense (including Taxes) incurred by Geac as a result of any Pre-Acquisition Reorganization undertaken if this Agreement is terminated.

5.6                               Available Cash

Geac and its subsidiaries, taken as a whole, shall have at least $130 million of freely available cash immediately prior to the Effective Time, after deducting all of the actual (as opposed to estimated) Geac Transaction Expenses; provided, that such cash shall only be considered freely available for purposes of this Section 5.6 if (A) such cash was not held by and did not come from Geac or any of its subsidiaries organized or incorporated under the laws of Canada or the United Kingdom, (B) the transfer of such cash to Lender Sub or Geac, as the case may be, does not result in any Tax obligations to Geac or any of its subsidiaries directly attributable to such transfer (but specifically excluding tax obligations imposed on any subsidiary of Geac relating to interest accrued or paid in connection with loans made to transfer such cash)

in excess of $500,000 in the aggregate (or such additional immaterial amount agreed to in writing by Parent, acting reasonably), it being agreed that the amount of freely available cash required to be delivered pursuant to this Section 5.6 shall be increased on a dollar for dollar basis up to $500,000 (or such additional immaterial amount agreed to in writing by Parent, acting reasonably) as a result of the imposition of any of the aforementioned Tax obligations and (C) such cash can be distributed, contributed or otherwise delivered to Lender Sub or Geac, as the case may be, in accordance with all applicable Laws, including those relating to solvency, adequate surplus and similar capital adequacy tests.  In connection with the completion of the Plan of Arrangement and as set forth in the Plan of Arrangement, Lender Sub will make a loan to Acquisition Sub in an amount (the “Loan Amount”) equal to the sum of (i) $130 million, plus (ii) any additional cash required to be delivered pursuant to this Section 5.6, plus (iii) any additional cash of Geac or its subsidiaries that Parent requests sufficiently in advance of the Effective Date to be used for the purpose of consummating the Transactions and to which Geac, acting reasonably, agrees, minus (iv) the aggregate amount to be paid by Geac or its affiliates pursuant to Section 2.3(d) of the Plan of Arrangement in connection with the Geac Options and minus (v) the aggregate amount to be paid by Geac or its affiliates pursuant to Section 2.3(g) of the Plan of Arrangement in connection with the Geac DSUs.  Each of Geac and Parent will consult and cooperate with each other to accomplish the cash transfers contemplated by this Section 5.6 in a commercially reasonable manner.

5.7                               Employee Share Purchase Plan

The Geac Employee Share Purchase Plan shall be terminated pursuant to the Plan of Arrangement.  The current offering period under the Geac Employee Share Purchase Plan terminates on January 31, 2006, and from August 1, 2005 until January 31, 2006 Geac shall not issue more than 83,500 shares pursuant to the Employee Share Purchase Plan.  Geac shall not extend the Geac Employee Share Purchase Plan beyond that time.  Subject to the preceding sentence, Geac shall take such actions as shall be necessary to suspend the operation of the Geac Employee Share Purchase Plan for the period ending on the last day of the calendar month prior to the Effective Time.  During the period of suspension, Geac will accept no further employee contributions under the Geac Employee Stock Purchase Plan.

5.8                               Deliveries

In connection with the Effective Time, Geac shall deliver to Parent: (a) a certificate of compliance for Geac issued pursuant to the CBCA dated within three (3) days prior to the Effective Date; (b) a certified copy of the resolutions of the Board of Directors of Geac and the Geac Shareholders approving the Transactions; (c) a certified copy of Geac’s constating documents; and (d) such other documents relating to the transactions contemplated by this Agreement as Parent may reasonably request.

5.9                               October Financials

Geac’s unaudited interim financial statements as at and for the six months ended October 31, 2005 (including the notes thereto and related MD&A) (the “October Financials”): (1) will not, at the time filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and (2) will include all documents required to be filed in accordance with Securities Laws with Securities Regulators and the Exchanges and will comply in all material respects with Securities Laws.  The October Financials will be prepared in accordance with GAAP consistently applied (except (A) as otherwise indicated in such financial statements and the notes thereto, (B) as unaudited interim statements they are subject to normal year-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements or (C) as items in such financial statements have been reclassified) and will fairly present, in all material respects, the consolidated financial position, results of operations and changes in financial position of Geac and its subsidiaries as of the dates thereof and for the periods indicated therein (subject to normal period-end adjustments) and reflect reserves required by GAAP consistently applied in respect of all material contingent liabilities, if any, of Geac and its subsidiaries on a consolidated basis.

ARTICLE 6
CONDITIONS TO ARRANGEMENT

6.1                               Conditions to the Obligations of Each Party

The respective obligations of Parent and Geac to consummate the Arrangement are subject to the satisfaction or, if permissible, waiver of the following conditions:

(a)                                  Geac Shareholder Approval.  The Arrangement Resolution shall have been approved, adopted and authorized by an affirmative vote of at least two-thirds of the votes cast by Geac Shareholders at the Meeting, or at any adjournment or postponement thereof, in accordance with the CBCA and the Interim Order.

(b)                                 Court Orders.  The Interim Order and the Final Order shall have been obtained in form and substance reasonably satisfactory to each of Parent and Geac and shall not have been set aside or modified in a manner that is reasonably unacceptable to such Parties, acting reasonably, on appeal or otherwise.

(c)                                  No Contrary Order.  No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement.

(d)                                 Regulatory Approvals.  All Regulatory Approvals shall have been obtained or concluded.

(e)                                  Articles of Arrangement.  The Articles of Arrangement shall be in content consistent with this Agreement and in a form satisfactory to the Parties, acting reasonably.

6.2                               Conditions to the Obligations of Parent

The obligations of Parent to consummate the Arrangement are subject to the satisfaction or, if permissible, waiver of the following additional conditions:

(a)                                  Representations and Warranties.  The Identified Geac Representations shall be true and correct in all respects and all other representations and warranties of Geac set forth in this Agreement shall be true and correct in all material respects, in each case, (i) as of the date of this Agreement and (ii) as of the Effective Date as though then made on and as of the Effective Date, except for those representations and warranties that address matters only as of a particular date (in which case such Identified Company Representations shall be true and correct as of such date and all other such representations and warranties shall be true and correct in all material respects as of such date); provided that, (x) in the event of a breach of a representation or warranty other than an Identified Company Representation, the condition set forth in this Section 6.2(a) shall be deemed satisfied unless the effect of all such breaches of representations and warranties taken together has had, or is reasonably expected to have, a Material Adverse Effect on Geac and (y) in the event of an unintentional breach of an Identified Company Representation as a result of a transaction or event occurring prior to the date hereof, the condition set forth in this Section 6.2(a) shall be deemed satisfied unless the effect of all such breaches of Identified Company Representations taken together results in an inaccuracy of such representations which does not result in additional cost, expense or liability to Geac, Parent or their affiliates of more than $750,000 in the aggregate.

(b)                                 Agreements and Covenants.  Geac shall have performed or complied (i) in all respects with Section 5.6 (Available Cash) immediately prior to the Effective Time and (ii) in all material respects with all agreements and covenants required by this Agreement (other than Section 5.6 (Available Cash)) to be performed or complied with by Geac at or prior to the Effective Time.

(c)                                  Officer’s Certificate.  Geac shall have delivered to Parent a certificate, dated the Effective Date, signed by each of the chief executive officer and the chief financial officer of Geac (on Geac’s behalf and without personal liability), certifying as to the satisfaction or, if permissible, waiver of the conditions specified in Sections 6.2(a) and 6.2(b).

(d)                                 Dissent.  Dissent Rights shall not have been exercised and remain outstanding at the Effective Time with respect to more than 10% of the outstanding Geac Shares in connection with the Arrangement.

(e)                                  Proceedings.  There shall not be pending or threatened by or before any Governmental Entity any proceeding seeking an injunction, judgment, decree or other order to prevent or challenge the consummation of the Arrangement or any of the other transactions contemplated hereby.

(f)                                    Satisfaction of Certain Debt Commitment Letter Conditions.  The satisfaction, in accordance with the terms of the Debt Commitment Letter as in effect as of the date hereof, of each of the following conditions precedent set forth in the Debt Commitment Letter: (i) the condition precedent set forth in item 11 of Exhibit D to the Debt Commitment Letter (minimum EBITDA) and (ii) the condition set forth in clause (b) of Paragraph 8 of the Debt Commitment Letter (no Material Adverse Effect).

6.3                               Conditions to the Obligations of Geac

The obligations of Geac to consummate the Arrangement are subject to the satisfaction or, if permissible, waiver of the following additional conditions:

(a)                                  Representations and Warranties.  The representations and warranties of Parent in this Agreement that are qualified by materiality shall be true and correct in all respects, and the representations and warranties of Parent contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case, (i) as of the date of this Agreement and (ii) as of the Effective Date as though then made on and as of the Effective Date, except for those representations and warranties that address matters only as of a particular date (in which case such representations and warranties that are qualified by materiality shall be true and correct as of such date and all other representations and warranties shall be true and correct in all material respects as of such date); provided that, the condition set forth in this Section 6.3(a) shall be deemed satisfied unless the effect of all such breaches of representations and warranties taken together would prevent or materially delay consummation of the Arrangement.

(b)                                 Agreements and Covenants.  Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Parent at or prior to the Effective Time.

(c)                                  Officer’s Certificate.  Parent shall have delivered to Geac a certificate, dated the Effective Date, signed by an officer of Parent (on Parent’s behalf and without personal liability), certifying as to the satisfaction or, if permissible, waiver of the conditions specified in Sections 6.3(a) and 6.3(b).

(d)                                 Authority.  The Board of Directors of each of Parent and Acquisition Sub shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by each of Parent and Acquisition Sub to permit the consummation of the Transactions.

(e)                                  Deposit.  Parent shall have deposited, or caused Acquisition Sub to deposit, with the Depositary in escrow the Maximum Cash Amount.

ARTICLE 7
ADDITIONAL AGREEMENTS

7.1                               Non-Solicitation

(1)           Geac shall not, directly or indirectly, through any officer, director, employee, representative or agent of Geac or any of its subsidiaries, (i) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to, an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding an Acquisition Proposal, (iii) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval of the Board of Directors of Geac of the Plan of Arrangement, (iv) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (v) accept or enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal; provided that nothing contained in this Agreement shall prevent the Board of Directors of Geac from taking any of the actions described in clauses (i) through (v) above in respect of a bona fide, written Acquisition Proposal received after the date hereof that:

(a)                                  did not result from a breach of any agreement between the person making such Acquisition Proposal and Geac or any of its subsidiaries, or this Section 7.1;

(b)                                 involves not less than 66 2/3 percent of the outstanding Geac Shares or not less than 66 2/3  percent of the consolidated assets (measured on a fair value basis) of Geac; and

(c)                                  in respect of which the Board of Directors of Geac determines in its good faith judgment, after consultation with its financial advisors and its outside counsel (which outside counsel shall have advised the Board of Directors of Geac that failing to take any such action would be inconsistent with the performance of its duties under applicable Law), that there is a reasonable likelihood that any required financing will be obtained and that the Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction that:  (A) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all legal, financial, regulatory, financing and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal and (B) is more favourable to Geac Shareholders than the Plan of Arrangement taking into account any approval requirements and all other financial, legal, regulatory and other aspects of such proposal.

(any such Acquisition Proposal being referred to herein as a “Superior Proposal”).

(2)           Geac shall, and shall cause the officers, directors, employees, representatives and agents of Geac and its subsidiaries to, immediately terminate any existing discussions or negotiations with any parties (other than Parent) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. Geac agrees not to release any third party from (i) any confidentiality agreement relating to a potential Acquisition Proposal or (ii) any standstill agreement or provision in each case to which such third party is a party unless such third party has made a Superior Proposal and Geac has accepted such Superior Proposal. Geac shall immediately request the return or destruction of all information provided to any third party which, at any time since October 31, 2004, has entered into a confidentiality agreement with Geac relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(3)           Geac shall notify Parent promptly of, at first orally and then, within 24 hours, in writing, any Acquisition Proposal or written inquiry that would reasonably be expected to lead to an Acquisition Proposal, in each case received after the date hereof of which any of its directors or officers become aware, or any amendments to the foregoing, or any request for non-public information relating to Geac or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Geac or any of its subsidiaries by any person that informs Geac or such subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto and a description of the material terms and conditions of any such Acquisition Proposal or inquiry (including, without limitation, the identity of the maker of such Acquisition Proposal).  Geac shall keep Parent promptly and reasonably informed from time to time of the status, including any change to the material terms of any such Acquisition Proposal or inquiry.

(4)           If Geac receives a request for material non-public information from a person who proposes in writing an unsolicited bona fide Acquisition Proposal and the Board of Directors of Geac determines that such proposal would be, if consummated in accordance with its terms, a Superior Proposal, then, and only in such case, the Board of Directors of Geac may, subject to the execution by such person of a confidentiality agreement having substantially the same terms as the Confidentiality Agreement (or in reliance upon a confidentiality agreement that was entered into prior to the date of this Agreement), provide such person with access in accordance with subsection (1) to information regarding Geac, however that the person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal, and provided further that Geac sends a copy of any such confidentiality agreement (other than a confidentiality agreement entered into prior to the date of this Agreement) to Parent promptly upon its execution and Parent is immediately provided with a list and copies of all information provided to such person not previously provided to Parent and is immediately provided with access to information similar to that which was provided to such person.

(5)           Geac shall ensure that its officers and directors and those of its subsidiaries and any financial or other advisors, agents or representatives retained by it are aware of the provisions of this Section, and Geac shall be responsible for any breach of this Section by any such person or its advisors or representatives.

(6)           Nothing contained in this Section 7.1 shall prohibit the Board of Directors of Geac from making any disclosure to all of the Geac Shareholders prior to the Outside Date if, in the good faith judgment of the Board of Directors of Geac, after consultation with outside counsel, such disclosure is necessary for the Board of Directors to act in a manner consistent with its fiduciary duties or is otherwise required under applicable Laws.

(7)           If the Board of Directors receives what it determines in good faith constitutes a Superior Proposal, or upon receipt of any amendment or modification to any Superior Proposal, in each case, Geac shall provide to Parent a written copy of all documentation relating to such Superior Proposal or such amendment or modification thereto promptly and in no event later than 48 hours after such receipt.

7.2                               Right to Match

(1)           Subject to Section 7.2(2), Geac covenants that it will not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement permitted by Section 7.1(4)) unless:

(a)                                  Geac has complied with its obligations under Section 7.1 and the other provisions of this Article 7 and has provided Parent with a copy of all material documentation relating to the Superior Proposal; and

(b)                                 a period (the “Response Period”) of five business days shall have elapsed from the date on which Parent received both a copy of the Superior Proposal together with written notice from the Board of Directors of Geac that the Board of Directors of Geac determined, subject only to compliance with this Section 7.2, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal.

(2)           During the Response Period, Parent will have the right, but not the obligation, to offer to amend the terms of the Transactions.  The Board of Directors of Geac will review any such proposal by Parent to amend the terms of the Transactions, including an increase in, or modification of, the consideration to be received by the holders of Geac Shares, to determine whether the Acquisition Proposal to which Parent is responding would be a Superior Proposal when assessed against the Transactions as it is proposed by Parent to be amended.  If the Board of Directors of Geac does not so determine, the Board of Directors of Geac will promptly reaffirm its recommendation of the Transactions as amended.  If the Board of Directors of Geac does so determine, Geac may on termination of this Agreement in accordance with Section 8.2(1)(g) and payment of the fee to Parent pursuant to Section 7.3, approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

(3)           Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of Geac Shares shall constitute a new Acquisition Proposal for the purposes of this Section 7.2 and Parent shall be afforded a new Response Period in respect of each such Acquisition Proposal.

7.3                               Termination Payments

(1)           Notwithstanding any other provision relating to the payment of fees, including the payment of brokerage fees, in the event that:

(a)                                  Parent shall have terminated this Agreement pursuant to Section 8.2(1)(e);

(b)                                 Geac shall have terminated this Agreement pursuant to Section 8.2(1)(g);

(c)                                  Parent shall have terminated this Agreement pursuant to Section 8.2(1)(c) due to Geac having breached its obligations under Section 7.1 or Section 7.2;

(d)                                 a bona fide Acquisition Proposal shall have been made to Geac or any of its subsidiaries or any of Geac’s Shareholders or any person shall have publicly announced an intention (whether or not conditional) to make a bona fide Acquisition Proposal, in each case by a person who is not Parent, Acquisition Sub, Magellan or TriSyn or a controlled affiliate of any of them, with respect to Geac or any of its subsidiaries and thereafter this Agreement is terminated by either Parent or Geac pursuant to Section 8.2(1)(i) and in any such case such Acquisition Proposal or intention shall not have been publicly withdrawn at least five business days prior to the date of the Meeting;

then Geac shall promptly, but in no event later than five business days after the date of such termination, pay to Parent a termination fee in the amount of $25,000,000 (less the amount of any withholding explicitly required by applicable Law relating to Taxes which is concurrently paid by Geac) by wire transfer of immediately available funds to an account designated by Parent.  Geac acknowledges that the agreements contained in this Section 7.3(1) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement.

(2)           Notwithstanding any other provision relating to the payment of fees, including the payment of brokerage fees, in the event that Geac shall have terminated this Agreement pursuant to Section 8.2(1)(d), then Magellan and TriSyn shall promptly, but in no event later than five business days after the date of such termination, pay to Geac a termination fee in the amount of $25,000,000 (less the amount of any withholding explicitly required by applicable Law relating to Taxes which is concurrently paid by Magellan and TriSyn) by wire transfer of immediately available funds to an account designated by Geac.  Each of Parent, Acquisition Sub, Magellan and TriSyn acknowledges that the agreements contained in this Section 7.3(2) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Geac would not enter into this Agreement.

7.4                               Effect of Payments

(1)           Notwithstanding any other provision in this Agreement to the contrary, the Parties agree that the payments contemplated by Sections 7.3(1) and 7.5 represent the exclusive remedy of Parent and Acquisition Sub in connection with the termination of this Agreement in the circumstances described therein and that except for the payment of the fees expressly set forth in Sections 7.3(1) and 7.5 in the circumstances described therein, none of Geac or any of its respective affiliates shall have any liability or obligation of any kind or nature whatsoever arising out of the termination of this Agreement or the failure of the transactions contemplated hereby to be consummated, whether arising in contract, tort or otherwise.

(2)           Notwithstanding any other provision in this Agreement to the contrary, the Parties agree that the payment contemplated by Section 7.3(2) represents the exclusive remedy of Geac in connection with the termination of this Agreement in the circumstances described therein and that except for the payment of the termination fee expressly set forth in Section 7.3(2) in the circumstances described therein, none of Parent, Acquisition Sub, Magellan, TriSyn or any of their respective affiliates shall have any liability or obligation of any kind or nature whatsoever arising out of the termination of this Agreement or the failure of the transactions contemplated hereby to be consummated, whether arising in contract, tort or otherwise.

7.5                               Fees and Expenses

(1)           Subject to Section 7.3 and subject to subsections (2) and (3) of this Section 7.5, each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement.

(2)           In the event that this Agreement is terminated pursuant to Section 8.2(1)(c) or, so long as no termination fee is payable pursuant to Section 7.3(1)(d) in connection therewith, any termination of this Agreement pursuant to Section 8.2(1)(i), Geac shall pay all of the charges and expenses incurred by Parent in connection with this Agreement and the Transactions as reimbursement to Parent up to a maximum of $4,500,000, payable by wire transfer of same day funds.

(3)           Each Party acknowledges that the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither Party would enter into this Agreement.

7.6                               Access to Information; Confidentiality

(1)           From the date hereof until the earlier of the Effective Time and the termination of this Agreement, upon reasonable notice and (i) subject to (x) applicable Law, including without limitation, pre-merger notification and other competition law requirements, and (y) any confidentiality obligation or undertaking binding on a person or (ii) except where disclosure would undermine or void applicable legal privilege, Geac shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Parent and to the officers, employees, agents and representatives of Parent such access as Parent may reasonably require at all reasonable times so as not to interfere with the effective operation of Geac’s business, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish Parent with all data and information as Parent may reasonably request.  Parent and Geac acknowledge and agree that information furnished pursuant to this Section shall be subject to the terms and conditions of the Confidentiality Agreement, provided, however, that (A) all requests for such access will be made solely through Jeffrey M. Snider, the Senior Vice President and General Counsel of Geac, or his designees, (B) such access shall be provided on a basis that minimizes the disruption to the operations of Geac and (C) Geac and its subsidiaries and representatives may withhold any such access, information or documents if, acting reasonably, Geac determines that permitting such access or disclosing such information or documents would (1) be inconsistent with any guidelines for the conduct of business prior to the Effective Time as agreed between Geac and Parent or (2) breach any obligations of confidentiality that Geac or its subsidiaries have to third parties.

(2)           Parent and Geac acknowledge that information received pursuant to this Section 7.6 may be personal information under applicable privacy and other Laws, or non-public or proprietary in nature and therefore all such information shall be deemed to be and shall be treated as confidential information for purposes of the Confidentiality Agreement.  Parent and Geac further acknowledge their obligation to maintain the confidentiality of such confidential information in accordance with the Confidentiality Agreement.  If any material is withheld by Geac or any of its subsidiaries because of the confidential nature of such material, or otherwise, Geac or such subsidiary shall inform Parent as to the general nature of what is being withheld and such information may, in the sole discretion of Geac, be disclosed to external advisors of Parent.

7.7                               Insurance and Indemnification

(1)           Prior to the Effective Time, Geac shall obtain and pay for a directors’ and officers’ liability insurance “tail” policy for Geac (the “D&O Policy”) with a term of six years following the date of the Effective Time and providing for coverage and amounts, and containing terms and conditions, which are no less favourable to the directors and officers of Geac than the current policies of directors’ and officers’ and liability insurance maintained by Geac; provided, however, that in no event will Geac pay in excess of 250% of the annual premium currently paid by Geac for such coverage for the purchase of such D&O Policy, and if the cost for such coverage is in excess of such amount, Geac shall only maintain such coverage as is available for such amount.  Parent shall cause Geac to maintain such D&O Policy in accordance with the provisions of this Section 7.7.

(2)           Parent agrees that all rights to indemnification or exculpation existing in favour of the directors or officers of Geac or any subsidiary of Geac as provided in Geac’s articles or by-laws as at the date of the Confidentiality Agreement shall survive the transactions contemplated hereby and shall continue in full force and effect for a period of not less than six years from the Closing Time.

(3)           In the event Geac or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in such case, proper provision shall be made so that such successors and assigns of Geac or, at Parent’s option, Parent, shall assume the obligations set forth in this Section 7.7.

(4)           Geac shall not amend the constating documents of Geac after the Effective Time if such action would adversely affect the rights of individuals who, on or prior to the Effective Time, were entitled to advances, indemnification or exculpation thereunder for actions or omissions by such individuals at any time at or prior to the Effective Time. The individuals referred to in the preceding sentence shall include any individuals who served at any time as directors or officers of any subsidiary at Geac’s request, it being acknowledged by the parties hereto that each director or officer of a subsidiary is or was doing so at such request of Geac.

(5)           Parent agrees that all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Geac and its subsidiaries, including, without limitation, all provisions relating to advances for the funding of costs and expenses in connection with indemnification arrangements, shall survive the completion of the Transactions and shall continue in full force and effect for a period of not less than six years from the Effective Date.  Parent agrees that all determinations made with respect to such rights to indemnification or exculpation shall be determined upon advice from independent counsel, which advice will be reasonably considered and acted upon.

ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1                               Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2                               Termination

(1)           This Agreement may, at any time prior to the Effective Time:

(a)                                  [Intentionally Deleted];

(b)                                 be terminated either by Parent or by Geac, if any Law makes the completion of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(c)                                  be terminated by Parent, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Geac set forth in this Agreement or any such representation and warranty shall have become untrue after the date of this Agreement, such that (i) Section 6.2(a) or 6.2(b) would not be satisfied and (ii) such breach or condition has not been cured within twenty (20) business days of written notice being given (other than any material breach of Sections 7.1 and 7.2 as to which no cure period will be allowed);

(d)                                 be terminated by Geac, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement or any such representation and warranty shall have become untrue after the date of this Agreement, such that (i) Section 6.3(a) or 6.3(b) would not be satisfied and (ii) such breach or condition has not been cured within twenty (20) business days of written notice being given; it being expressly agreed by the Parties that, without limiting the generality of the foregoing, if (A) all of the conditions set forth in Section 6.1 and 6.2 to consummate the Transactions have been satisfied and (B) Parent and Acquisition Sub fail to consummate the

Transactions, whether as a result of failing to have available sufficient funds to consummate the Transactions or otherwise, for purposes of this Section 8.2(1)(d), Parent shall be in breach of this Agreement;

(e)                                  be terminated by Parent, if the Board of Directors of Geac shall have: (i) withdrawn, withheld, qualified or modified in a manner adverse to Parent its recommendation of this Agreement (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification), (ii) approved or recommended, or proposed publicly to approve or recommend, any Acquisition Proposal, (iii) after being requested by Parent in writing, failed to reaffirm its recommendation of the Arrangement as promptly as practicable (but in any event within two (2) business days) after receipt of any written request to do so from Parent or (iv) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.1(4));

(f)                                    be terminated by the mutual written consent of Parent and Geac;

(g)                                 be terminated by Geac, in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by Section 7.1(4)), subject to compliance with Sections 7.1 and 7.2 and provided that no termination under this Section 8.2(1)(g) shall be effective unless and until Geac shall have paid to Parent the amount required to be paid pursuant to Section 7.3;

(h)                                 be terminated either by Parent or by Geac, if the Effective Time shall not have occurred on or before the Outside Date; provided, that the right to terminate this Agreement pursuant to this Section 8.2(1)(h) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Effective Time to occur on or before such date; or

(i)                                     be terminated either by Parent or by Geac, if the Arrangement Resolution shall have failed to receive the requisite approval of at least two-thirds of the votes cast at the Meeting or at any adjournment or postponement thereof in accordance with the CBCA.

(2)           If this Agreement is terminated in accordance with the foregoing provisions of this Section, this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations hereunder except as provided in Sections 7.3, 7.4 and 7.5 and the Confidentiality Agreement.

8.3                               Amendment

This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after receipt of approval of Geac Shareholders there shall be made no amendment that by

Law requires further approval by Geac Shareholders at the Meeting without the further approval of such holders.  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

8.4                               Waiver

Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 9
GENERAL PROVISIONS

9.1                               Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

(1)           if to Parent, Acquisition Sub, Magellan or TriSyn:

c/o Golden Gate Private Equity, Inc.
One Embarcadero Center, 33rd Floor
San Francisco, CA 94111

Attention:	David Dominik
Prescott Ashe
Telephone:	415.627.4500
Facsimile:	415.627.4501

with a copy to:

c/o Infor Global Solutions, Inc.
1000 Windward Concourse Parkway
Suite 100
Alpharetta, GA 30005

Attention:	C. James Schaper
Telephone:	678.319.8000
Facsimile:	678.319.8370

and

TriSyn Group Holdings Limited
105 Decker Court

Suite 925

Irving, TX 75062

Attention:	Russell Fleischer
Telephone:	214.492.5400
Facsimile:	214.492.5439

and

Kirkland & Ellis LLP
555 California Street, 27th Floor
San Francisco, CA 94104

Attention:	Jeffrey C. Hammes, P.C.
Telephone:	415.439.1400
Facsimile:	415.439.1500

and

Borden Ladner Gervais LLP
40 King Street West
44th Floor, Scotia Plaza
Toronto, Ontario
M5H 3Y4

Attention:	Francis R. Allen
Paul A. D. Mingay
Telephone:	416.367.6000
Facsimile:	416.361.7077

(2)           if to Geac:

Geac Computer Corporation Limited

11 Allstate Parkway, Suite 300

Markham, Ontario L3R 9T8

Attention:	Charles S. Jones, President and Chief Executive Officer
Telephone:	905.475.0525
Facsimile:	416.863.2653

with a copy to:

Geac Computer Corporation Limited

100 Fifth Avenue

Waltham, MA 02451-8762

Attention:	Jeffrey M. Snider, Senior Vice President and General Counsel
Telephone:	781.672.8830
Facsimile:	781.672.8831

and

Blake, Cassels & Graydon LLP
Box 25, Commerce Court West
199 Bay Street
Toronto, Ontario
M5L 1A9

Attention:	Craig C. Thorburn
Telephone:	416.863.2965
Facsimile:	416.863.2653

9.2                               Miscellaneous

This Agreement: (i) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject-matter hereof save for the Confidentiality Agreement; and (ii) other than Section 7.7 hereof, is not intended to confer upon any person other than the Parties any rights or remedies hereunder.  The Parties shall be entitled to rely upon delivery of an executed facsimile or similar electronic copy of this Agreement, and such facsimile or similar electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

9.3                               Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract. Each of the Parties hereby irrevocably submits to the non-exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Plan of Arrangement.

9.4                               Injunctive Relief

The Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.5                               Time of Essence

Time shall be of the essence in this Agreement.

9.6                               Binding Effect and Assignment

Parent may, without the prior written consent of Geac, assign all or any part of its rights under this Agreement (a) to, and its obligations under this Agreement may be assumed by, a wholly-owned subsidiary of Parent, provided that if such assignment and/or assumption takes place, Parent shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder or (b) for collateral security purposes, to any lender providing financing to Parent or any of its affiliates.  This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.  Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.7                               Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8                               Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

9.9                               No Recourse

(1)           Notwithstanding anything that may be expressed or implied in this Agreement, except as provided in Article 7, Geac covenants, agrees and acknowledges that no recourse under this Agreement shall be had against any current or future affiliates, shareholders or agents of Parent, Acquisition Sub, Magellan, TriSyn or their respective affiliates, as such, or any current or former director, officer, employee, member, general or limited partner or shareholder of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future affiliate, shareholder or agent of Parent, Acquisition Sub, Magellan, TriSyn or their respective affiliates, as such, or any current or future director, officer, employee, member, general or limited partner or shareholder of any of the foregoing, as such, for any obligation of Parent, Acquisition Sub, Magellan, TriSyn or their respective affiliates under this Agreement.

Notwithstanding anything that may be expressed or implied in this Agreement, except as provided in Article 7, each of Parent Acquisition Sub, Magellan and TriSyn covenants, agrees and acknowledges that no recourse under this Agreement shall be had against any current or future affiliates, shareholders or agents of Geac, as such, or any current or former director, officer, employee or shareholder of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future affiliate, shareholder or agent of Geac, as such, or any current or future director, officer, employee or shareholder of any of the foregoing, as such, for any obligation of Geac under this Agreement.

9.10                        Expenses

Subject to Sections 7.3 and 7.5, the Parties agree that all costs and expenses of the Parties relating to the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses.

IN WITNESS WHEREOF, each of Parent, Acquisition Sub, Geac, and solely for purposes of Sections 4.1, 5.3(2), 7.3(2), 7.4 and 9.9, Magellan, and solely for purposes of Sections 4.1, 7.3(2), 7.4 and 9.9, TriSyn, have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TRICAGE ACQUISITION S.À.R.L.

By:	(signed) David Dominik

Its:	Managing Member

TRICAGE MERGE CORP.

By:	(signed) David Dominik

Its:	Director

GEAC COMPUTER CORPORATION LIMITED

By:	(signed) Charles S. Jones

Its:	President and Chief Executive Officer

MAGELLAN HOLDINGS INC.,
solely for purposes of
Sections 4.1, 5.3(2), 7.3(2), 7.4 and 9.9

By:	(signed) C. James Schaper

Its:	Chief Executive Officer

TRISYN GROUP HOLDINGS LIMITED,
solely for purposes of
Sections 4.1, 7.3(2), 7.4 and 9.9

By:	(signed) Russell Fleischer

Its:	Chief Executive Officer

Schedule A

To the Arrangement Agreement

Regulatory Approvals

Part A – Canada

•                                          Determination (or deemed determination) by the Minister of Industry under the Investment Canada Act and applicable policies that the Plan of Arrangement is of “net benefit to Canada” for purposes of such Act on terms and conditions satisfactory to Parent, acting reasonably.

•                                          Approvals of the Canadian Securities Administrators as required.

Part B – United States

•                                          Expiration of all applicable waiting periods under the HSR Act or earlier termination thereof, including any voluntary agreed extensions.

•                                          Compliance with any applicable requirements of United States federal securities laws.

Part C – European Union

•                                          In so far as the Arrangement requires approval pursuant to any antitrust or competition Laws in any European Union (“EU”) Member State or any European Economic Area (“EEA”) State or approval by the European Commission without which consummation would be unlawful or otherwise prohibited or restricted, consummation of the Arrangement shall be conditional upon all relevant Governmental Entities (i) having declined jurisdiction over the Arrangement or (ii) having either granted clearance explicitly or, through the expiration of time periods available for their investigation, being deemed to have granted clearance or (iii) until any applicable waiting periods in respect thereof have expired. Where any antitrust or competition Laws in any EU Member State or any EEA State or approval by the European Commission require the notification of the Arrangement and where consummation is unlawful or prohibited prior to notification of the Arrangement, consummation of the Arrangement shall be conditional upon a complete notification being submitted to the relevant Governmental Entity.  The EU Member States are Austria, Belgium, Cyprus, Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Slovakia, Slovenia, Spain, Sweden, the United Kingdom and the EEA States are Iceland, Lichtenstein and Norway.

Part D – Other/General

•                                          All filings required to be made under any antitrust or competition Law that regulates merger transactions shall have been made, and all mandatory consents, approvals and authorizations required to be obtained with or from a Governmental Entity responsible for enforcement of such Law in order to consummate the Arrangement shall have been made or obtained, or shall be deemed to have been made or obtained, and all mandatory waiting periods before which the Agreement can be consummated under such Laws shall have expired.

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Schedule B

To the Arrangement Agreement

Arrangement Resolution

SPECIAL RESOLUTION FOR CONSIDERATION AT THE SPECIAL
MEETING OF SHAREHOLDERS OF GEAC

(the “Corporation”)

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1)               The arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) involving the Corporation, as more particularly described and set forth in the management information circular (the “Circular”) of the Corporation accompanying the notice of this meeting (as the Arrangement may be modified or amended) be and is hereby authorized, approved and adopted.

(2)               The plan of arrangement (the “Plan of Arrangement”) involving the Corporation, the full text of which is set out as Schedule C to the Arrangement Agreement dated November 6, 2005 among Parent, Acquisition Sub, Magellan, TriSyn and the Corporation (the “Arrangement Agreement”), as the Plan of Arrangement may be or may have been amended, is hereby approved and adopted.

(3)               The Arrangement Agreement, the actions of the directors of the Corporation in approving the Arrangement Agreement and the actions of the officers of the Corporation in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

(4)               Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of the Corporation be and are hereby authorized and empowered without further approval of the shareholders of the Corporation (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement or the Plan of Arrangement.

(5)               Any director or officer of the Corporation be and is hereby authorized and directed for and on behalf of the Corporation to execute, under the corporate seal of the Corporation or otherwise, and to deliver to or file with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

(6)               Any director or officer of the Corporation be and is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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Schedule C

To the Arrangement Agreement

PLAN OF ARRANGEMENT

UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1                               Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Acquisition Sub” means Tricage Merge Corp., a corporation incorporated under the CBCA and being a wholly-owned subsidiary of Parent;

 “Amalco” means the corporation continuing from the amalgamation of Acquisition Sub and Geac provided for in Section 2.3(h);

“Arrangement” means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or Article 5 hereof;

“Arrangement Agreement” means the agreement dated November 6, 2005 among Parent, Acquisition Sub, Magellan, TriSyn and Geac, as amended in accordance with Section 8.3 thereof, providing for, among other things, the Arrangement;

“Articles of Arrangement” means the articles of arrangement of Geac in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made;

“Business Day” means any day, other than a Saturday or Sunday or a statutory holiday in Toronto, Ontario, Canada or New York, New York, United States of America;

“CBCA” means the Canada Business Corporations Act, as amended;

“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“Circular” means the notice of the Meeting and accompanying management proxy circular, including all schedules thereto, to be sent by Geac to Shareholders in connection with the Meeting;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Depositary” means Computershare Trust Company of Canada and any other trust company, bank or equivalent financial institution agreed to in writing by Parent and Geac and appointed to carry out any of the duties of the Depositary hereunder;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in Section 3.1;

“Dissenting Holder” means any Shareholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 9:00 a.m. (Toronto time) on the Effective Date;

“Excess RSU Shares” means those Geac Shares held by the Trust in excess of 1,332,250 Geac Shares;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Exchange Factor” means 0.8467, which is the exchange rate for 1 Canadian dollar into U.S. dollars based on the noon rate of exchange of the Bank of Canada on the business day immediately preceding the date of the Arrangement Agreement.

“Final Order” means the order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Geac” means Geac Computer Corporation Limited, a corporation existing under the CBCA;

“Geac Deferred Share Unit Plan” means the Directors’ Deferred Share Unit Plan of Geac;

“Geac DSU” means a deferred share unit allocated to an eligible director of Geac pursuant to the terms of the Geac Deferred Share Unit Plan;

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“Geac Employee Share Purchase Plan” means the Employee Share Purchase Plan of Geac;

“Geac Option” means any option to purchase Geac Shares granted pursuant to the Geac Stock Option Plans or any other stock option plan of Geac or any predecessor of Geac, or any option assumed or adopted by Geac including in connection with the acquisition of Extensity, Inc.;

“Geac RSU” means a restricted share unit allocated to an eligible director, officer or employee of Geac or one of its subsidiaries pursuant to the terms of the Geac Restricted Share Unit Plan;

“Geac Restricted Share Unit Plan” means the Restricted Share Unit Plan of Geac;

“Geac Stock Option Plans” means the Stock Option Plan V of Geac, the Stock Option Plan VI of Geac, the 1996 Stock Option Plan as adopted by Geac in connection with the acquisition of Extensity, Inc. and the 2000 Non-Statutory Stock Option Plan as adopted by Geac in connection with the acquisition of Extensity, Inc.;

“Geac Share Plans” means, collectively, the Geac Stock Option Plans, the Geac Employee Share Purchase Plan and the Geac Restricted Share Unit Plan;

“Geac Shares” means the common shares in the capital of Geac;

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Meeting, as such order may be amended, as contemplated by the Arrangement Agreement;

“Lender Sub” means Geac Enterprise Solutions, Inc., a corporation incorporated under the laws of the State of Georgia which is a wholly-owned subsidiary of Geac;

“Lender Sub Note” has the meaning ascribed thereto in Section 2.3(a);

“Letter of Transmittal” means the letter of transmittal forwarded by Geac to Shareholders in connection with the Arrangement, in the form accompanying the Circular;

“Loan Amount” means an amount equal to the sum of (i) $130 million, plus (ii) any additional cash required to be delivered pursuant to Section 5.6 of the Arrangement Agreement, plus (iii) any additional cash of Geac or its subsidiaries that Parent requests sufficiently in advance of the Effective Date to be used for the purpose of consummating the Transactions and to which Geac, acting reasonably, agrees, minus (iv) the aggregate amount to be paid by Geac or its affiliates pursuant to Section 2.3(d) of the Plan of Arrangement in connection with the Geac Options and minus (v) the aggregate amount to be paid by Geac or its affiliates pursuant to Section 2.3(g) of the Plan of Arrangement in connection with the Geac DSUs;

“Mailing Date” means the date of mailing of the Circular to Shareholders;

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“Maximum Cash Amount” means the aggregate amount of cash in United States dollars equal to (i) the product obtained by multiplying (A) the number of Geac Shares outstanding immediately prior to the Effective Time less the number of Excess RSU Shares by (B) the Purchase Price, less (ii) the Loan Amount.

“Meeting” means the special meeting of Shareholders to be held to consider the Arrangement Resolution, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order;

“Optionholders” means the holders of Geac Options;

“Parent” means TriCage Acquisition S.à.r.l.;

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, joint venture, estate, association, trust, unincorporated organization or other entity of any kind or nature, as well as any syndicate or group that would be deemed to be a person under section 13(d)(3) of the Exchange Act;

“Purchase Price” means the sum of US$11.10 per Geac Share or Geac DSU, as applicable, payable in cash;

“Shareholder Rights Plan” means the Shareholder Rights Plan dated as of March 15, 2000, as amended and restated as of August 1, 2003 and as approved by the holders of the Geac Shares on September 10, 2003, between Geac and Computershare Trust Company of Canada, as amended from time to time;

“Shareholders” means the holders of Geac Shares whose names appear in the register of holders of Geac Shares maintained by or on behalf of Geac and, where the context so provides, includes joint holders of such Geac Shares;

“Tax Act” means the Income Tax Act (Canada), as amended; and

“Trust” means the trust fund established by Geac pursuant to the Geac Restricted Share Unit Plan.

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1.2                               Interpretation Not Affected by Headings, Etc.

The division of this Plan of Arrangement into articles, sections and other portions and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to “Article” or “section” followed by a number refers to the specified Article or section of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Plan of Arrangement, including any appendices hereto, and any amendments, variations or supplements hereto made in accordance with the terms hereof or the Arrangement Agreement or made at the direction of the Court in the Final Order and do not refer to any particular Article, section or other portion of this Plan of Arrangement.

1.3                               Rules of Construction

In this Plan of Arrangement, unless the context otherwise requires, (a) words importing the singular number include the plural and vice versa, (b) words importing any gender include all genders, and (c) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

1.4                               Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5                               Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.

1.6                               Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States of America.

1.7                               Statutes

Any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulations or rule which amends, supplements or supersedes any such statute, regulation or rule.

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ARTICLE 2
ARRANGEMENT

2.1                               Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of the Arrangement Agreement.

2.2                               Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Geac, (ii) Parent and Acquisition Sub, (iii) all Shareholders and beneficial owners of Geac Shares and (iv) all registered and beneficial owners of Geac Options, Geac RSUs and Geac DSUs, and participants in the Geac Employee Share Purchase Plan.

2.3                               Arrangement

On the Effective Date, the following events set out in this section 2.3 shall occur and shall be deemed to occur consecutively in the order and at the times set out in this section 2.3 without any further authorization, act or formality:

(a)                                  Effective at four minutes prior to the Effective Time, (i) Geac shall cause Lender Sub to loan an amount equal to the Loan Amount to Acquisition Sub, and Acquisition Sub shall deliver to Lender Sub a duly issued and executed promissory note (the “Lender Sub Note”) in the form attached as Appendix A hereto to evidence such loan and the full amount of such loan shall be immediately deposited with the Depositary to be held in a segregated account by the Depositary for the exclusive purpose of paying the Purchase Price for the Geac Shares and (ii) the Maximum Cash Amount held by the Depositary shall cease to be held in escrow and shall be held in a segregated account by the Depositary for the exclusive purpose of paying the Purchase Price for the Geac Shares.

(b)                                 Effective at three minutes prior to the Effective Time, the Shareholder Rights Plan shall be deemed to have been terminated (and all rights thereunder shall expire) and shall be of no further force or effect.

(c)                                  Effective at two minutes before the Effective Time, Geac shall issue such number of Geac Shares (for greater certainty, no fractional shares shall be issued and contributions under the Geac Employee Share Purchase Plan remaining after the issuance of the greatest possible whole number of Geac Shares to each participant pursuant to the terms of the Geac Employee Share Purchase Plan shall be returned to the participants) as shall satisfy its obligations under the Geac Employee Share Purchase Plan, and, except as aforesaid in this Section 2.3(c), all contributions pursuant to such Plan shall be paid to Geac as consideration for such issuance, and such Geac Shares shall be deemed to be issued as fully paid and non-assessable.

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(d)                                 Effective at one minute prior to the Effective Time, each Geac Option, notwithstanding any contingent vesting provisions to which it might otherwise have been subject, shall be deemed to be conditionally vested and exercisable only as part of the Arrangement, and:

(i)            each Geac Option shall be transferred by the Optionholder to Geac in exchange for a cash payment from Geac or an affiliate of Geac equal to the greater of (A) $0.01; and (B) the amount (if any) by which the Purchase Price exceeds the product of (x) the exercise price thereof (in Canadian dollars) multiplied by (y) the Exchange Factor; and

(ii)           each Geac Option (whether or not then vested) shall immediately be cancelled and all option agreements related thereto shall be terminated and the Optionholders shall thereafter have only the right to receive the consideration to which they are entitled pursuant to this Section 2.3(d) at the time and in the manner specified in Article 4; and

(iii)          all Geac Share Plans shall be terminated and none of Geac or any of its affiliates shall have any liabilities or obligations with respect to any such plan except pursuant to Sections 2.3(c) and (d).

(e)                                  Effective at the Effective Time,

(i)                                     each Geac Share outstanding, other than the Excess RSU Shares, shall be transferred to Acquisition Sub in exchange for the Purchase Price, which amount shall be paid from the funds deposited with the Depositary, and the names of the holders of the Geac Shares transferred to Acquisition Sub shall be removed from the applicable registers of Shareholders, and Acquisition Sub shall be recorded as the registered holder of the Geac Shares so acquired and shall be deemed the legal and beneficial owner thereof; subject to the right of Dissenting Holders to be paid the fair value of the Geac Shares held prior to the Effective Time by such Dissenting Holders in accordance with Section 3.1; and

(ii)                                  the Excess RSU Shares shall be transferred to Geac and the Excess RSU Shares shall thereupon be cancelled.

(f)                                    Effective at one minute after the Effective Time, all directors of Geac shall cease to be directors and the following persons shall become the directors of Geac: David Dominik, Prescott Ashe and Paul A. D. Mingay.

(g)                                 Effective at two minutes after the Effective Time, all Geac DSUs shall be satisfied in full by the payment by Geac or an affiliate to the holders thereof of the Purchase Price in respect of each such Geac DSU and the Geac Deferred Share Unit Plan shall be terminated and none of Geac or any of its affiliates shall have any liabilities or obligations thereunder except pursuant to this Section 2.3(g).

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(h)                                 Effective at three minutes after the Effective Time, Geac and Acquisition Sub shall be amalgamated and continued as one corporation under the CBCA in accordance with the following:

(i)            Name.  The name of Amalco shall be “Geac”;

(ii)           Registered Office.  The registered office of Amalco shall be located in the Regional Municipality of York in the Province of Ontario.  The address of the registered office of Amalco shall be 11 Allstate Parkway, Suite 300, Markham, Ontario, Canada L3R 9T8;

(iii)          Business and Powers.  There shall be no restrictions on the business Amalco may carry on or on the powers it may exercise;

(iv)          Authorized Share Capital.  Amalco shall be authorized to issue an unlimited number of common shares;

(v)           Share Provisions.  The rights, privileges, restrictions and conditions attaching to each class of shares of Amalco shall be as set out in Appendix B attached hereto;

(vi)          Transfer Restrictions.  No securities of the corporation shall at any time be transferred to any person without either (a) the consent of the directors to be signified by a resolution passed by the board or by an instrument or instruments in writing signed by a majority of the directors, or (b) the consent of the shareholders of Amalco to be signified either by a resolution passed by the shareholders or by an instrument or instruments in writing signed by the holders of shares of Amalco which shares represent a majority of the votes attributable to all of the issued and outstanding shares of Amalco carrying the right to vote.

(vii)         Number of Directors.  Amalco shall have three directors.

(viii)        First Directors.  The first directors of Amalco shall be David Dominik, Prescott Ashe and Paul A. D. Mingay.  The first directors of Amalco shall hold office until the first annual meeting of shareholders of Amalco (or the signing of a written resolution in lieu thereof) or until their successors are elected or appointed.

(ix)           Conversion or Cancellation of Shares.  The issued and outstanding shares of each of Geac and Acquisition Sub shall be converted into fully paid and non-assessable shares of Amalco or shall be cancelled without any repayment of capital in respect thereof as follows:

(A)                              each common share of Acquisition Sub shall be converted into one common share of Amalco; and

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(B)                                all of the Geac Shares shall be cancelled without any repayment of capital in respect thereof;

(x)            Stated Capital.  For the purposes of the CBCA, the aggregate stated capital attributable to the common shares of Amalco issuable pursuant to the Arrangement on the conversion of the common shares of Acquisition Sub and the Geac Shares shall be the aggregate of the stated capital attributable to the common shares of Acquisition Sub so converted immediately before the amalgamation;

(xi)           By-laws.  The by-laws of Amalco shall be the same as those of Acquisition Sub;

(xii)          Effect of Amalgamation.  The provisions of subsections 186(b), (c), (d), (e) and (f) of the CBCA shall apply to the amalgamation with the result that:

(A)          the property of each amalgamating corporation shall continue to be the property of Amalco;

(B)           Amalco shall continue to be liable for the obligations of each amalgamating corporation, including the Lender Sub Note;

(C)                                any existing cause of action, claim or liability to prosecution of an amalgamating corporation shall be unaffected;

(D)                               any civil, criminal or administrative action or proceeding pending by or against an amalgamating corporation may be continued to be prosecuted by or against Amalco;

(E)                                 a conviction against, or ruling, order or judgment in favour of or against, an amalgamating corporation may be enforced by or against Amalco; and

(xiii)         Articles.  The Articles of Arrangement filed to give effect to the Arrangement shall be deemed to be the articles of incorporation of Amalco and the certificate issued in respect of such articles of arrangement by the Director under the CBCA shall be deemed to be the certificate of incorporation of Amalco.

ARTICLE 3
RIGHTS OF DISSENT

3.1                               Rights of Dissent

(a)                                  A Shareholder may exercise rights of dissent (the “Dissent Rights”) pursuant to and in the manner set forth in section 190 of the CBCA and this section 3.1 in connection with the Arrangement; provided, however, that, notwithstanding

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subsection 190(5) of the CBCA, any written objections to the Arrangement Resolution must be received by Geac not later than 5:00 p.m. (Toronto time) on the day which is two business days preceding the Meeting.  A Shareholder who duly exercises such Dissent Rights and who:

(i)                                     is ultimately entitled to be paid fair value for its Geac Shares shall be deemed to have transferred such Geac Shares to Acquisition Sub on the Effective Date contemporaneously with the event described in Section 2.3(e) in exchange for the fair value of such Geac Shares; or

(ii)                                  is ultimately not entitled, for any reason, to be paid fair value for its Geac Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder.

(b)                                 In no circumstances shall Parent, Acquisition Sub, Geac or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a Shareholder of those Geac Shares in respect of which such rights are sought to be exercised.

(c)                                  For greater certainty, in no case shall Parent, Acquisition Sub, Geac or any other Person be required to recognize a Dissenting Holder as a Shareholder after the Effective Time, and the name of each Dissenting Holder shall be deleted from the register of Shareholders on the Effective Date at the same time as the events described in Section 2.3(e) occur.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1                               Letter of Transmittal

At the time of mailing the Circular or as soon as practicable thereafter, Geac shall forward to each Shareholder and each Optionholder at the address of such holder as it appears on the register maintained by or on behalf of Geac in respect of the holders of Geac Shares or Geac Options, as the case may be, a letter of transmittal in the case of the holders of Geac Shares and, in the case of Optionholders, instructions for obtaining delivery of the consideration payable to Optionholders following the Effective Date pursuant to this Plan of Arrangement.

4.2                               Exchange of Certificates for Cash

(a)                                  At or before the Effective Time, Acquisition Sub shall deposit the Maximum Cash Amount with the Depositary to be held in escrow until Section 2.3(a) takes effect.  Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Geac Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Shareholder as soon as

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practicable after the Effective Time, a cheque representing the cash which such Shareholder has the right to receive under the Arrangement for such Geac Shares, less any amounts withheld pursuant to Section 4.4, and any certificate so surrendered shall forthwith be cancelled. The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of Acquisition Sub.

(b)                                 Until surrendered as contemplated by this Section 4.2, each certificate which immediately prior to the Effective Time represented any Geac Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.2, less any amounts withheld pursuant to Section 4.4. Any such certificate formerly representing Geac Shares not duly surrendered on or before the second anniversary of the Effective Date shall cease to represent a claim by or interest of any former Shareholder of any kind or nature against or in Amalco, Geac, Parent or Acquisition Sub. On such anniversary date, all certificates representing Geac Shares shall be deemed to have been surrendered to Acquisition Sub and cash to which such former holder was entitled, together with any entitlements to dividends, distributions and interest thereon, shall be deemed to have been surrendered to Amalco.

(c)                                  At or before the Effective Time, Geac shall deposit with the Depositary the amount of cash required to satisfy the payment obligations of Geac pursuant to Section 2.3(d), such amount to be held for purposes of such obligations.  The cash shall be held in a separate interest-bearing account and any interest earned on such funds shall be for the account of Geac.  On or as soon as practicable after the Effective Date, the Depositary shall deliver on behalf of Geac to each Optionholder as reflected on the books and records of Geac a cheque representing the payment to which such holder is entitled in accordance with Section 2.3(d) of this Plan of Arrangement, against receipt of such documentation as Parent or Geac may reasonably require acknowledging the transfer and termination of the Geac Options held by such Optionholder.

(d)                                 Any payment made by way of cheque by the Depositary on behalf of Acquisition Sub or Geac that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case on or before the second anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the Shareholder or Optionholder to receive the consideration for Geac Shares or Geac Options, as the case may be, pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Amalco for no consideration.

4.3                               Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Geac Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming

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such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to Amalco and the Depositary in such sum as Amalco may direct, or otherwise indemnify Amalco in a manner satisfactory to Amalco, against any claim that may be made against Acquisition Sub and Geac with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4                               Withholding Rights

Geac, Acquisition Sub, Parent, Amalco and the Depositary and any affiliate of Geac shall be entitled to deduct and withhold from any consideration otherwise payable to any Shareholder, Optionholder, holder of Geac RSUs or holder of Geac DSUs such amounts as Geac, Acquisition Sub, Parent, Amalco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Geac Shares, Geac Options, Geac RSUs or Geac DSUs in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5
AMENDMENTS

5.1                               Amendments to Plan of Arrangement

(a)                                  Geac may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Parent and Acquisition Sub, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Shareholders if and as required by the Court.

(b)                                 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Geac at any time prior to the Meeting (provided that Parent and Acquisition Sub shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if (i) it is consented to by each of Geac, Parent and Acquisition Sub (in each case, acting reasonably) and (ii) if required by the Court, it is consented to by Shareholders voting in the manner directed by the Court.

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(d)                                 This Plan of Arrangement may be withdrawn prior to the occurrence of any of the events in Section 2.3 in accordance with the terms of the Arrangement Agreement.

(e)                                  Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Parent, provided that it concerns a matter which, in the reasonable opinion of Parent, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Shareholder.

ARTICLE 6
FURTHER ASSURANCES

6.1                               Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act, authorization or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

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PLAN OF ARRANGEMENT

APPENDIX A

FORM OF PROMISSORY NOTE

Promissory Note

Date:  •

FOR VALUE RECEIVED the undersigned unconditionally promises to pay on demand to Geac Enterprise Solutions, Inc. (the “Lender”) or anyone else who the Lender may specify at •, or such other place as the Lender may direct in writing, the sum of US$• (• United States Dollars) with interest calculated daily from the date of this promissory note on the outstanding balance of such sum and payable monthly on the last day of each month at the same place, both before and after demand, default and judgment, at a nominal annual rate of interest equal to • percent and with interest on overdue interest payable at the same time, place and rate.

The undersigned agrees to provide the Lender with a written acknowledgement of its indebtedness to the Lender hereunder within thirty (30) days prior to each anniversary of this promissory note or as otherwise requested by the Lender from time to time.

This promissory note shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in that Province. The undersigned waives presentment for payment, notice of dishonour, protest and notice of protest in respect of this promissory note.  This promissory note shall become effective when it has been executed and delivered.  Time shall be of the essence of this promissory note in all respects.  This promissory note constitutes the entire agreement of the parties pertaining to the indebtedness evidenced by this promissory note and supersedes all prior agreements, understandings, negotiations and discussions with respect to such indebtedness, whether oral or written.

TRICAGE MERGE CORP.

By:
Name:
Title:

By:
Name:
Title:

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PLAN OF ARRANGEMENT

APPENDIX B

AMALCO COMMON SHARE PROVISIONS

1.             DIVIDENDS

The holders of common shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine and all dividends which the directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

2.             DISSOLUTION

In the event of the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the common shares shall be entitled to receive the remaining property and assets of the Corporation.

3.             VOTING RIGHTS

The holders of the common shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each common share held at all meetings of the shareholders of the Corporation.

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